SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


03021167

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

LONG BEACH SECURITIES CORP.
(Exact Name of Registrant as Specified in Charter)

0001119605
(Registrant CIK Number)

Form 8-K (filed May 30, 2003)
(Electronic Report, Schedule or Registration Statement of Which the Documents are a Part (Give Period of Report))

333-90550
(SEC File Number, if Available)

____
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Seattle, state of Washington, May 29, 2003.

Long Beach Securities Corp.
(Registrant)

By ____________________, Vice President
(Name and Title)

Filings Made by Persons Other Than the Registrant. After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, 200_, that the information set forth in this statement is true and complete.

By____________________
(Name)

____
(Title)

202938 v02.SE (4CL602!.DOC)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 29, 2003

LONG BEACH SECURITIES CORP.

(as depositor under the Pooling and Servicing Agreement, dated as of June 1, 2003, providing for the issuance of Asset-Backed Certificates, Series 2003-3)

(Exact name of registrant as specified in its charter)

Delaware	333-90550	33-0917586
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1100 Town & Country Road Suite 1600 Orange, California	92868
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (714) 541-5378

Item 5. Other Events

Description of the Certificates and the Mortgage Pool

As of the date hereof, Long Beach Securities Corp. (the "Registrant") has caused to be filed with the Securities and Exchange Commission (the "Commission") pursuant to the Commission's Rule 424 a Prospectus Supplement to its Prospectus, dated July 30, 2002, in connection with the Registrant's issuance of a series of certificates, entitled Long Beach Mortgage Loan Trust 2003-3, Asset-Backed Certificates, Series 2003-3 (the "2003-3 Certificates"), to be issued pursuant to a pooling and servicing agreement, dated as of June 1, 2003, among the Registrant as depositor (the "Depositor"), Long Beach Mortgage Company as master servicer ("Master Servicer") and Deutsche Bank National Trust Company as trustee. The Registrant, Master Servicer, Deutsche Bank Securities Inc., Credit Suisse First Boston LLC (together, Deutsche Bank Securities Inc. and Credit Suisse First Boston LLC are the "Co-Lead Underwriters"), Morgan Stanley & Co., Incorporated, Greenwich Capital Markets, Inc. and WaMu Capital Corp. have entered into an Underwriting Agreement dated as of May 16, 2003 for the purchase of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates and Class M-4 Certificates (the "Underwritten Certificates"). The 2003-3 Certificates will represent in the aggregate the entire beneficial ownership interests in a trust fund (the "Trust Fund") consisting primarily of a pool of fully amortizing fixed rate and adjustable rate, first lien and second lien residential mortgage loans having original terms to maturity up to 30 years (the "Mortgage Loans").

Computational Materials

The Co-Lead Underwriters have advised the Registrant that they have furnished to certain prospective purchasers of Certificates certain materials, herein referred to as "Computational Materials", in written form, which Computational Materials are in the nature of data tables and term sheet information relating to the Mortgage Loans or other assets of the Trust Fund, the structure of the Underwritten Certificates and terms of certain classes of Underwritten Certificates, and the hypothetical characteristics and hypothetical performance of certain classes of Underwritten Certificates under certain assumptions and scenarios.

The Computational Materials have been provided by the Co-Lead Underwriters. The information in the Computational Materials is preliminary and will be superseded by the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Commission.

The Computational Materials were prepared by the Co-Lead Underwriters at the request of certain prospective investors. The Computational Materials may be based on information that differs from the information set forth in the Prospectus Supplement.

Item 7. Financial Statements and Exhibits.

(a) Not applicable

(b) Not applicable

(c) Exhibits

Exhibit No.	Description
99.1	Computations Materials (as defined in Item 5) that have been provided by Deutsche Bank Securities Inc. and Credit Suisse First Boston LLC to certain prospective purchasers of Long Beach Mortgage Loan Trust Asset-Backed Certificates, Series 2003-3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 29, 2003

LONG BEACH SECURITIES CORP.

By: [signature]
Name: Jeffery A Sorensen
Title: Vice President

Index to Exhibits

Exhibit No.	Description	Sequentially Numbered Page
99.1	Computations Materials (as defined in Item 5) that have been provided by Deutsche Bank Securities Inc. and Credit Suisse First Boston LLC to certain prospective purchasers of Long Beach Mortgage Loan Trust Asset-Backed Certificates, Series 2003-3	P

EXHIBIT 99.1

FILED BY PAPER

Preliminary Term Sheet

Long Beach Mortgage Loan Trust 2003-3



Specialty Home Loans

Washington Mutual

$875,700,000 *(Approximate)*

Long Beach Mortgage Company

Seller and Master Servicer

Co-Lead Underwriters

Deutsche Bank Securities **Credit Suisse First Boston**

Co-Underwriters

Morgan Stanley & Co., Incorporated

RBS Greenwich Capital

WaMu Capital Corp.

May 14, 2003

COMPUTATIONAL MATERIALS DISCLAIMER

The analysis in this report is based on information provided by Long Beach Mortgage Company (the "Seller"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the Depositor's Prospectus and Prospectus Supplement, (the "Prospectus") for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the final Prospectus and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Seller. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE SELLER OF THE SECURITIES OR ANY OF THE SELLER'S AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE SELLER IN CONNECTION WITH THE PROPOSED TRANSACTION.

$875,700,000 *(Approximate)*
Long Beach Mortgage Loan Trust 2003-3

Class[1,2]	Principal Amount	WAL (Yrs) Call/Mat[3]	Payment Window (Mths) Call/Mat[3]	Expected Rating (Moody's/Fitch/S&P)	Assumed Final Distribution (Call)	Certificate Type
A[4]	729,000,000	2.55 / 2.78	1-89 / 1-200	Aaa/AAA/AAA	November 2010	Floating Rate
M-1 [4]	50,850,000	5.11 / 5.64	40-89 / 40-165	Aa2/AA/AA	November 2010	Floating Rate
M-2 [4]	49,500,000	5.05 / 5.54	38-89 / 38-152	A2/A/A	November 2010	Floating Rate
M-3 [4]	31,500,000	5.03 / 5.40	37-89 / 37-133	Baa2/BBB/BBB	November 2010	Floating Rate
M-4 [4]	14,850,000	5.01 / 5.19	37-89 / 37-110	Baa3/BBB-/BBB-	November 2010	Floating Rate

(1) The Offered Certificates are backed primarily by the cash flow from the Mortgage Loans (as defined herein). The principal balance of each Class of Offered Certificates (as defined herein) is subject to a +/- 10% variance.
(2) See "Pricing Prepayment Speed" herein.
(3) The Offered Certificates are priced to the Clean-up Call. The margin on the Class A Certificates doubles and the margin on the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates is equal to 1.5x the original margin on the first Distribution Date after which the Clean-up Call is exercisable.
(4) The Pass-Through Rate of the Offered Certificates will be capped at the Net WAC Rate. See "Net WAC Rate" herein.

TERMS

Depositor:	Long Beach Securities Corp.
Seller and Master Servicer:	Long Beach Mortgage Company
Sub-Servicer:	Washington Mutual Bank, FA.
Co-Lead Underwriters:	Deutsche Bank Securities Inc. and Credit Suisse First Boston LLC
Co-Underwriters:	Morgan Stanley & Co., Incorporated, Greenwich Capital Markets, Inc., WaMu Capital Corp.
Trustee:	Deutsche Bank National Trust Company.
Offered Certificates:	The Class A Certificates are referred to herein as the "***Senior Certificates***." The Class M-1, Class M-2, Class M-3 and Class M-4 Certificates are collectively referred to herein as the "***Subordinate Certificates***." The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates***."
Cut-off Date:	June 1, 2003. The principal balances of the Mortgage Loans are based on their scheduled balances as of June 1, 2003 and are subject to a plus/minus 10% variance.
Expected Pricing Date:	On or about May 16, 2003
Expected Closing Date:	On or about June 5, 2003.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in July 2003.

TERMS

Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date with respect to the Offered Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
Federal Tax Status:	It is anticipated that the Offered Certificates generally will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and only upon request through Clearstream, Luxembourg and the Euroclear System.
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates rated "AA" or higher are expected to constitute "mortgage related securities" for purposes of SMMEA. All other Offered Certificates are not expected to constitute "mortgage related securities" for purposes of SMMEA
Clean-up Call:	The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Offered Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Offered Certificates will be priced based on the following collateral prepayment assumptions: FRM Loans: 115% PPC (100% PPC: 4.00% - 20.00% CPR over 12 months and remaining at 20.00% thereafter). ARM Loans: 100% PPC (100% PPC: 27.00% CPR)
Mortgage Loans:	The Mortgage Loans will consist of a pool of fixed-rate and adjustable-rate, fully-amortizing, one-to four-family, first lien residential mortgage loans. The description of the Mortgage Loans is on the basis of their scheduled principal balances as of the June 1, 2003 Cut-Off Date. As of the Cut-Off Date, the mortgage pool consisted of 4,186 Mortgage Loans with an aggregate principal balance of $900,000,293.88. See the attached collateral description for additional information on the Mortgage Loans.
Pass-Through Rate:	The "***Pass-Through Rate***" on each Class of Offered Certificates for any Distribution Date (other than the first Distribution Date) will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.
Formula Rate:	The "***Formula Rate***" on each Class of Offered Certificates will be equal to the lesser of (i) One Month LIBOR plus the margin for such Class and (ii) the Maximum Cap.
Net WAC Rate:	The "***Net WAC Rate***" will be equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

TERMS	
Adjusted Net Maximum Mortgage Rate:	The "***Adjusted Net Maximum Mortgage Rate***" for each Mortgage Loan will be equal to the maximum loan rate (or the loan rate in the case of any fixed rate Mortgage Loan) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.
Adjusted Net Mortgage Rate:	The "***Adjusted Net Mortgage Rate***" for each Mortgage Loan will be equal to the loan rate less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.
Maximum Cap:	The "***Maximum Cap***" will be equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any Class of Offered Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on the related Formula Rate over (b) the amount of interest actually accrued on such class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest thereon at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.
Yield Maintenance Agreement:	On the Closing Date, the Trustee will enter into the "***Yield Maintenance Agreement***" which will provide for payments in respect of any Net WAC Rate Carryover Amounts on the Offered Certificates as described herein. On each Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 9.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein accrued during the related Interest Accrual Period for the Offered Certificates, and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein. The Yield Maintenance Agreement will terminate after the Distribution Date in April 2005.
Credit Enhancement:	Consists of the following: i. Excess Cashflow ii. Overcollateralized Amount and iii. Subordination
Excess Cashflow:	The "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after priorities (i) and (ii) under "Priority of Distributions."
Overcollateralized Amount:	The "***Overcollateralized Amount***" for any Distribution Date is equal to the excess of the aggregate principal balance of the Mortgage Loans on the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) over the sum of the aggregate principal balance of the Offered Certificates and the aggregate principal balance of the Class P Certificates (assuming that 100% of the aggregate Principal Remittance Amount is applied as a principal payment on such Distribution Date). On the Closing Date, the Overcollateralized Amount will be fully funded at approximately 2.70% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralized Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be used to build the Overcollateralized Amount until the Overcollateralization Target Amount is reached.

TERMS

Overcollateralization Target Amount:

Prior to the Stepdown Date, the "***Overcollateralization Target Amount***" will be equal to approximately 2.70% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

On or after the Stepdown Date, the Overcollateralization Target Amount will be equal to the lesser of (a) approximately 2.70% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and (b) approximately 5.40% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Provided, however, if a Trigger Event has occurred on a Distribution Date, the Overcollateralization Target Amount for that Distribution Date will be equal to the Overcollateralization Target Amount for the previous Distribution Date.

Stepdown Date:

The earlier to occur of

(i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero; and

(ii) the later to occur of (x) the Distribution Date occurring in July 2006 and (y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 38.00%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date will be equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralized Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Trigger Event:

A "***Trigger Event***" will be in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [42%] of the current Credit Enhancement Percentage or (ii) cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date are greater than:

Distribution Date	**Percentage**
July 2006 – June 2007	[3.50]% initially, plus 1/12th of [1.50]% for each month thereafter
July 2007 – June 2008	[5.00]% initially, plus 1/12th of [1.50]% for each month thereafter
July 2008 – June 2009	[6.50]% initially, plus 1/12th of [0.75] % for each month thereafter
July 2009 and thereafter	[7.25]%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency will be a "***Realized Loss.***" Realized Losses on the Mortgage Loans will, in effect, be absorbed first by the reduction of Excess Cashflow and second by the reduction of the Overcollateralized Amount. Following the reduction of the Overcollateralized Amount to zero, all remaining Realized Losses will be allocated in reverse sequential order, first to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates and then to the Class M-1 Certificates.

TERMS

Priority of Distributions	Available funds from the Mortgage Loans will be distributed as follows: i. Interest funds, as follows: first, to pay servicing fees and trustee fees, second, to pay monthly interest plus any previously unpaid interest to the Class A Certificates, third, to pay monthly interest to the Class M-1 Certificates, fourth, to pay monthly interest to the Class M-2 Certificates, fifth, to pay monthly interest to the Class M-3 Certificates, and sixth, to pay monthly interest to the Class M-4 Certificates. ii. Principal funds, as follows in the amounts described under "Principal Paydown:" to pay monthly principal to the Class A Certificates, then monthly principal to the Class M-1 Certificates, then monthly principal to the Class M-2 Certificates, then monthly principal to the Class M-3 Certificates and lastly, monthly principal to the Class M-4 Certificates. iii. Excess Cashflow will be distributed as follows: as principal to the Offered Certificates to replenish or maintain the Overcollateralized Amount, then, to pay any unpaid interest on the Class A Certificates, then, to pay any previously unpaid interest to the Class M-1 Certificates, then, to pay any unpaid applied Realized Loss amount to the Class M-1 Certificates, then, to pay any previously unpaid interest to the Class M-2 Certificates, then, to pay any unpaid applied Realized Loss amount to the Class M-2 Certificates, then, to pay any previously unpaid interest to the Class M-3 Certificates, then, to pay any unpaid applied Realized Loss amount to the Class M-3 Certificates, then, to pay any previously unpaid interest to the Class M-4 Certificates, and lastly, to pay any unpaid applied Realized Loss amount to the Class M-4 Certificates. iv. Any proceeds from the Yield Maintenance Agreement will be distributed to pay the related Net WAC Rate Carryover Amount as follows: first to the Class A Certificates, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, and lastly to the Class M-4 Certificates. v. Any remaining Excess Cashflow to the Offered Certificates will be distributed to pay any related Net WAC Rate Carryover Amount remaining unpaid after distributions in clause (iv.) above as follows: first to the Class A Certificates, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates and lastly to the Class M-4 Certificates. vi. Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as further described in the pooling agreement.
Principal Paydown:	Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Class A Certificates, until retired, then to the Class M-1 Certificates until retired, then to the Class M-2 Certificates until retired, then to the Class M-3 Certificates until retired, and then to the Class M-4 Certificates until retired. On or after the Stepdown Date and if a Trigger Event is not in effect, all the Offered Certificates will be entitled to receive payments of principal in the following amounts and order of priority: first to the Class A Certificates, such that the Class A Certificates will have at least 38.00% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 26.70% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 15.70% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 8.70% credit enhancement, and fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 5.40% credit enhancement (subject, in each case, to any overcollateralization floors).

Yield Maintenance Agreement Schedule

Distribution Date (1)	Notional Balance	Strike	Ceiling
7/25/03	NA	NA	NA
8/25/03	879,875,389	7.21%	9.00%
9/25/03	859,946,316	7.21%	9.00%
10/25/03	840,203,192	7.45%	9.00%
11/25/03	820,637,935	7.21%	9.00%
12/25/03	801,243,972	7.45%	9.00%
1/25/04	782,016,089	7.21%	9.00%
2/25/04	762,950,739	7.21%	9.00%
3/25/04	744,046,039	7.71%	9.00%
4/25/04	725,306,056	7.21%	9.00%
5/25/04	706,743,801	7.45%	9.00%
6/25/04	688,654,126	7.21%	9.00%
7/25/04	671,025,714	7.45%	9.00%
8/25/04	653,846,786	7.21%	9.00%
9/25/04	637,105,897	7.21%	9.00%
10/25/04	620,791,894	7.45%	9.00%
11/25/04	604,894,004	7.21%	9.00%
12/25/04	589,401,674	7.45%	9.00%
1/25/05	574,304,486	7.21%	9.00%
2/25/05	559,592,327	7.21%	9.00%
3/25/05	545,255,392	7.99%	9.00%
4/25/05	531,284,189	7.22%	9.00%
5/25/05	0	0.00%	0.00%

(1) Subject to business day convention.

Weighted Average Life Tables

To Call

Class	FRM PPC	0%	50%	85%	115%	150%	175%	200%
	ARM CPR	0%	15%	22%	27%	35%	40%	45%
A	Avg Life	18.70	4.86	3.26	2.55	1.82	1.45	1.20
	Modified Duration	15.83	4.57	3.14	2.48	1.79	1.43	1.19
	First Payment Prd	1	1	1	1	1	1	1
	Last Payment Prd	344	169	114	89	67	57	35
M-1	Avg Life	26.31	9.36	6.27	5.11	4.55	4.67	4.12
	Modified Duration	20.19	8.42	5.85	4.84	4.35	4.46	3.96
	First Payment Prd	265	53	37	40	45	50	35
	Last Payment Prd	344	169	114	89	67	57	49
M-2	Avg Life	26.31	9.36	6.27	5.05	4.25	4.11	4.01
	Modified Duration	17.75	7.95	5.61	4.63	3.97	3.85	3.76
	First Payment Prd	265	53	37	38	41	42	43
	Last Payment Prd	344	169	114	89	67	57	49
M-3	Avg Life	26.31	9.36	6.27	5.03	4.12	3.83	3.63
	Modified Duration	14.48	7.21	5.21	4.33	3.66	3.44	3.28
	First Payment Prd	265	53	37	37	39	39	39
	Last Payment Prd	344	169	114	89	67	57	49
M-4	Avg Life	26.31	9.36	6.27	5.01	4.06	3.73	3.48
	Modified Duration	13.46	6.83	4.95	4.12	3.46	3.23	3.04
	First Payment Prd	265	53	37	37	38	38	38
	Last Payment Prd	344	169	114	89	67	57	49

Weighted Average Life Tables
To Maturity

Class	FRM PPC	0%	50%	85%	115%	150%	175%	200%
	ARM CPR	0%	15%	22%	27%	35%	40%	45%
A	Avg Life	18.75	5.22	3.54	2.78	1.99	1.58	1.20
	Modified Duration	15.86	4.85	3.37	2.68	1.94	1.55	1.19
	First Payment Prd	1	1	1	1	1	1	1
	Last Payment Prd	358	323	250	200	151	128	35
M-1	Avg Life	26.43	10.25	6.93	5.64	4.94	5.14	6.04
	Modified Duration	20.26	9.05	6.37	5.28	4.69	4.88	5.67
	First Payment Prd	265	53	37	40	45	50	35
	Last Payment Prd	357	289	208	165	124	105	110
M-2	Avg Life	26.43	10.18	6.86	5.54	4.61	4.40	4.32
	Modified Duration	17.80	8.45	6.04	5.00	4.26	4.09	4.03
	First Payment Prd	265	53	37	38	41	42	43
	Last Payment Prd	356	272	193	152	114	97	83
M-3	Avg Life	26.41	10.00	6.73	5.40	4.39	4.06	3.82
	Modified Duration	14.50	7.50	5.48	4.57	3.85	3.61	3.42
	First Payment Prd	265	53	37	37	39	39	39
	Last Payment Prd	354	243	168	133	99	84	72
M-4	Avg Life	26.37	9.68	6.49	5.19	4.18	3.83	3.57
	Modified Duration	13.47	6.94	5.06	4.21	3.54	3.30	3.11
	First Payment Prd	265	53	37	37	38	38	38
	Last Payment Prd	350	206	140	110	82	70	60

Effective Net WAC Rate

Period	Net WAC Rate (1,2,3)	Period	Net WAC Rate (1,2,3)	Period	Net WAC Rate (1,2,3)
1	NA	31	8.60%	61	11.73%
2	9.00%	32	8.60%	62	11.34%
3	9.00%	33	9.52%	63	11.34%
4	9.00%	34	8.60%	64	11.71%
5	9.00%	35	9.65%	65	11.33%
6	9.00%	36	9.34%	66	11.70%
7	9.00%	37	9.65%	67	11.32%
8	9.00%	38	9.34%	68	11.32%
9	9.00%	39	9.33%	69	12.53%
10	9.00%	40	9.64%	70	11.31%
11	9.00%	41	10.03%	71	11.68%
12	9.00%	42	10.36%	72	11.30%
13	9.00%	43	10.02%	73	11.67%
14	9.00%	44	10.02%	74	11.29%
15	9.00%	45	11.09%	75	11.29%
16	9.00%	46	10.02%	76	11.66%
17	9.00%	47	11.06%	77	11.28%
18	9.00%	48	10.71%	78	11.65%
19	9.00%	49	11.06%	79	11.27%
20	9.00%	50	10.70%	80	11.27%
21	9.00%	51	10.69%	81	12.47%
22	9.00%	52	11.05%	82	11.26%
23	8.18%	53	11.38%	83	11.63%
24	7.91%	54	11.75%	84	11.25%
25	8.18%	55	11.37%	85	11.62%
26	7.91%	56	11.36%	86	11.24%
27	7.91%	57	12.14%	87	11.24%
28	8.18%	58	11.36%	88	11.61%
29	8.60%	59	11.73%	89	11.23%
30	8.89%	60	11.35%	90	11.60%

(1) Assumes 6 Month LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the adjustable rate mortgage loans and is run at the pricing prepayment speed to call.
(2) Includes proceeds from the Yield Maintenance Agreement.
(3) Adjusted to actual/360.

Total Mortgage Loans

(As of the Cut-off Date)

		Minimum	Maximum
Aggregate Remaining Principal Balance	$900,000,293.88		
Number of Loans	4,186		
Average Remaining Principal Balance	$215,002.46	$20,222.69	$1,197,824.48
Average Original Principal Balance	$215,365.79	$20,500.00	$1,200,000.00
Weighted Average Mortgage Rate	7.958%	4.840%	13.350%
Weighted Average Gross Margin	5.431%	4.250%	7.250%
Weighted Average Initial Periodic Cap	1.07%	1.00%	3.00%
Weighted Average Periodic Cap	1.00%	1.00%	1.00%
Weighted Average Minimum Rate	8.134%	4.840%	13.300%
Weighted Average Maximum Rate	14.138%	10.840%	19.300%
Weighted Average Initial Reset Frequency	24	6	60
Weighted Average Reset Frequency	6	6	6
Weighted Average Next Reset	22	3	58
Weighted Average Original LTV	79.04%	21.38%	95.00%
Weighted Average FICO Score	605	418	813
Second Liens	0.000%		
Weighted Average Original Term	357 months	120 months	360 months
Weighted Average Remaining Term	355 months	117 months	360 months
Weighted Average Seasoning	2 months	0 months	15 months
Weighted Average Prepayment Term	28 months	12 months	60 months
% of loans with Prepayment Penalties	63.658%		
Top State Concentration (%):	California (49%)	Texas (6%)	Colorado (5%)
Maximum Zip Code Concentration (%):	94015 (1%)		
Next Rate Change Date		September 1, 2003	April 1, 2008
Maturity Date		March 1, 2013	June 1, 2033

Total Mortgage Loans

Principal Balance at Origination ($)	Number of Mortgage Loans	Principal Balance Outstanding at Origination	% of Aggregate Principal Balance Outstanding at Origination
1 - 50,000	333	13,630,254.00	1.51
50,001 - 100,000	1,123	82,089,492.12	9.11
100,001 - 150,000	633	77,970,974.00	8.65
150,001 - 200,000	445	77,205,305.67	8.56
200,001 - 250,000	297	66,609,345.50	7.39
250,001 - 300,000	184	50,386,127.00	5.59
300,001 - 350,000	282	92,961,206.50	10.31
350,001 - 400,000	290	109,084,084.00	12.1
400,001 - 450,000	160	68,138,015.00	7.56
450,001 - 500,000	129	61,903,605.00	6.87
500,001 - 550,000	78	41,439,131.00	4.6
550,001 - 600,000	68	39,220,034.00	4.35
600,001 - 650,000	51	32,156,550.00	3.57
650,001 - 700,000	34	23,147,637.41	2.57
700,001 - 750,000	33	24,133,064.80	2.68
750,001 - 800,000	12	9,375,250.00	1.04
800,001 - 850,000	8	6,693,750.00	0.74
850,001 - 900,000	2	1,796,250.00	0.2
900,001 - 950,000	7	6,607,367.00	0.73
950,001 - 1,000,000	15	14,773,625.00	1.64
1,000,001 >=	2	2,200,125.00	0.24
Total:	**4,186**	**901,521,193.00**	**100.00**

Scheduled Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 - 50,000	336	13,750,961.30	1.53
50,001 - 100,000	1,120	81,842,045.88	9.09
100,001 - 150,000	635	78,169,154.78	8.69
150,001 - 200,000	444	76,996,705.07	8.56
200,001 - 250,000	296	66,312,626.82	7.37
250,001 - 300,000	185	50,609,319.43	5.62
300,001 - 350,000	283	93,184,170.36	10.35
350,001 - 400,000	290	108,989,990.81	12.11
400,001 - 450,000	159	67,665,645.24	7.52
450,001 - 500,000	128	61,330,843.44	6.81
500,001 - 550,000	79	41,911,064.59	4.66
550,001 - 600,000	68	39,193,216.45	4.35
600,001 - 650,000	51	32,142,686.05	3.57
650,001 - 700,000	34	23,157,826.81	2.57
700,001 - 750,000	32	23,383,510.58	2.6
750,001 - 800,000	12	9,359,105.48	1.04
800,001 - 850,000	8	6,674,849.14	0.74
850,001 - 900,000	2	1,792,750.39	0.2
900,001 - 950,000	7	6,593,438.10	0.73
950,001 - 1,000,000	16	15,742,558.68	1.75
1,000,001 >=	1	1,197,824.48	0.13
Total:	**4,186**	**900,000,293.88**	**100.00**

Total Mortgage Loans

Original Terms (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
120	7	282,246.55	0.03
180	91	14,883,930.94	1.65
240	6	720,449.13	0.08
360	4,082	884,113,667.26	98.23
Total:	**4,186**	**900,000,293.88**	**100.00**

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0 - 120	7	282,246.55	0.03
121 - 180	91	14,883,930.94	1.65
181 - 240	6	720,449.13	0.08
241 - 360	4,082	884,113,667.3	98.23
Total:	**4,186**	**900,000,293.88**	**100.00**

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20.01 - 25.00	1	341,711.26	0.04
30.01 - 35.00	4	704,066.21	0.08
35.01 - 40.00	2	749,489.40	0.08
40.01 - 45.00	8	2,176,426.42	0.24
45.01 - 50.00	14	6,798,550.76	0.76
50.01 - 55.00	51	11,289,095.62	1.25
55.01 - 60.00	97	21,886,341.96	2.43
60.01 - 65.00	232	42,529,413.10	4.73
65.01 - 70.00	317	66,690,195.32	7.41
70.01 - 75.00	443	90,673,144.03	10.07
75.01 - 80.00	1,396	321,335,429.93	35.7
80.01 - 85.00	980	182,212,350.97	20.25
85.01 - 90.00	595	142,142,059.30	15.79
90.01 - 95.00	46	10,472,019.60	1.16
Total:	**4,186**	**900,000,293.88**	**100.00**

Total Mortgage Loans

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	54	4,382,043.64	0.49
401 - 420	1	109,958.13	0.01
421 - 440	11	1,073,444.73	0.12
441 - 460	43	5,684,474.15	0.63
461 - 480	190	25,127,244.60	2.79
481 - 500	437	61,473,596.66	6.83
501 - 520	530	74,938,474.52	8.33
521 - 540	472	70,648,274.58	7.85
541 - 560	418	68,161,479.14	7.57
561 - 580	269	59,621,247.26	6.62
581 - 600	150	46,564,548.64	5.17
601 - 620	168	51,380,813.07	5.71
621 - 640	225	69,951,959.54	7.77
641 - 660	482	129,408,925.69	14.38
661 - 680	221	70,410,789.98	7.82
681 - 700	207	64,788,135.96	7.2
701 - 720	164	39,373,946.47	4.37
721 - 740	63	24,303,247.69	2.7
741 - 760	38	14,636,585.80	1.63
761 - 780	27	11,816,787.60	1.31
781 - 800	13	5,166,662.26	0.57
801 >=	3	977,653.77	0.11
Total:	**4,186**	**900,000,293.88**	**100.00**

Current Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.001 - 5.000	5	1,146,589.44	0.13
5.001 - 6.000	192	72,858,849.58	8.1
6.001 - 7.000	898	295,281,190.91	32.81
7.001 - 8.000	601	179,582,565.53	19.95
8.001 - 9.000	511	106,622,271.81	11.85
9.001 - 10.000	742	114,409,600.26	12.71
10.001 - 11.000	705	84,549,378.69	9.39
11.001 - 12.000	413	36,501,622.45	4.06
12.001 - 13.000	114	8,844,960.40	0.98
13.001 - 14.000	5	203,264.81	0.02
Total:	**4,186**	**900,000,293.88**	**100.00**

Total Mortgage Loans

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.001 - 11.000	5	1,146,589.44	0.16
11.001 - 12.000	154	59,358,017.15	8.5
12.001 - 13.000	471	182,458,684.03	26.14
13.001 - 14.000	448	141,687,831.67	20.3
14.001 - 15.000	435	94,847,980.24	13.59
15.001 - 16.000	666	103,948,788.46	14.89
16.001 - 17.000	609	76,334,165.94	10.94
17.001 - 18.000	350	31,438,038.55	4.5
18.001 - 19.000	80	6,726,059.82	0.96
19.001 - 20.000	3	120,472.37	0.02
Total:	**3,221**	**698,066,627.67**	**100.00**

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.001 - 5.000	5	1,146,589.44	0.16
5.001 - 6.000	154	59,358,017.15	8.5
6.001 - 7.000	476	184,158,173.56	26.38
7.001 - 8.000	445	140,496,023.23	20.13
8.001 - 9.000	434	94,488,432.23	13.54
9.001 - 10.000	665	103,800,655.38	14.87
10.001 - 11.000	610	76,497,239.80	10.96
11.001 - 12.000	350	31,492,339.77	4.51
12.001 - 13.000	79	6,508,684.74	0.93
13.001 - 14.000	3	120,472.37	0.02
Total:	**3,221**	**698,066,627.67**	**100.00**

Gross Margins (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.001 - 5.000	943	333,620,322.53	47.79
5.001 - 6.000	1,454	265,276,343.44	38
6.001 - 7.000	821	98,590,848.97	14.12
7.001 - 8.000	3	579,112.73	0.08
Total:	**3,221**	**698,066,627.67**	**100.00**

Total Mortgage Loans

Initial Periodic Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1	3,104	672,987,691.74	96.41
3	117	25,078,935.93	3.59
Total:	**3,221**	**698,066,627.67**	**100.00**

Periodic Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1	3,221	698,066,627.67	100.00
Total:	**3,221**	**698,066,627.67**	**100.00**

Prepayment Penalty Term(Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	1,505	327,079,360.89	36.34
12	101	32,236,516.40	3.58
24	1,260	321,996,188.99	35.78
36	1,319	218,664,227.60	24.3
60	1	24,000.00	0
Total:	**4,186**	**900,000,293.88**	**100.00**

Total Mortgage Loans

Rate Change Date	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2003-09	3	1,240,357.01	0.18
2003-10	13	2,901,380.23	0.42
2003-11	3	788,262.24	0.11
2004-03	1	133,668.78	0.02
2004-04	1	60,802.32	0.01
2004-08	1	55,790.64	0.01
2004-09	4	405,859.59	0.06
2004-10	3	573,460.54	0.08
2004-11	17	3,900,928.47	0.56
2004-12	33	6,307,298.24	0.9
2005-01	43	8,565,102.31	1.23
2005-02	70	17,774,195.39	2.55
2005-03	485	130,004,921.69	18.62
2005-04	1,707	358,696,882.72	51.38
2005-05	727	143,623,804.57	20.57
2005-06	6	1,129,485.83	0.16
2005-12	1	220,505.69	0.03
2006-02	3	344,457.16	0.05
2006-03	15	3,368,802.78	0.48
2006-04	65	12,647,151.30	1.81
2006-05	14	3,786,383.19	0.54
2006-06	2	115,209.00	0.02
2008-04	4	1,421,917.98	0.2
Total:	**3,221**	**698,066,627.67**	**100.00**

Total Mortgage Loans

Location	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	71	10,677,970.15	1.19
Arizona	52	11,464,172.57	1.27
Arkansas	32	3,264,653.56	0.36
California	1,334	436,552,682.42	48.51
Colorado	194	49,160,122.13	5.46
Connecticut	32	8,581,366.47	0.95
Delaware	2	152,891.54	0.02
Florida	177	26,861,390.63	2.98
Georgia	86	12,547,363.02	1.39
Hawaii	1	203,724.77	0.02
Idaho	14	1,505,159.45	0.17
Illinois	191	31,782,428.08	3.53
Indiana	57	4,958,846.24	0.55
Iowa	16	1,197,464.94	0.13
Kansas	15	1,678,533.41	0.19
Kentucky	35	2,723,207.01	0.3
Louisiana	35	4,735,610.34	0.53
Maine	3	609,409.22	0.07
Maryland	33	7,260,866.58	0.81
Massachusetts	31	11,375,344.32	1.26
Michigan	169	17,466,623.80	1.94
Minnesota	41	8,756,452.72	0.97
Mississippi	2	219,604.34	0.02
Missouri	93	8,614,899.21	0.96
Montana	13	2,204,211.94	0.24
Nebraska	24	2,486,857.28	0.28
Nevada	31	9,491,296.36	1.05
New Hampshire	5	850,027.58	0.09
New Jersey	57	14,581,029.14	1.62
New Mexico	29	3,645,761.68	0.41
New York	93	28,173,259.63	3.13
North Carolina	125	14,593,197.75	1.62
Ohio	129	13,250,246.03	1.47
Oklahoma	35	3,158,672.67	0.35
Oregon	56	14,394,038.50	1.6
Pennsylvania	45	5,391,468.30	0.6
Rhode Island	13	3,714,059.18	0.41
South Carolina	62	4,959,961.48	0.55
South Dakota	2	97,714.13	0.01
Tennessee	75	6,335,852.50	0.7
Texas	401	54,355,028.74	6.04
Utah	46	8,408,278.05	0.93
Virginia	43	7,807,562.85	0.87
Washington	138	34,414,501.02	3.82
West Virginia	10	1,195,146.25	0.13
Wisconsin	34	3,761,103.74	0.42
Wyoming	4	380,232.16	0.04
Total:	**4,186**	**900,000,293.88**	**100.00**

Total Mortgage Loans

Lien Position	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1st Lien	4,186	900,000,293.88	100.00
Total:	**4,186**	**900,000,293.88**	**100.00**

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	3,604	823,143,276.95	91.46
Non-Owner Occupied	556	67,550,136.99	7.51
Second Home	26	9,306,879.94	1.03
Total:	**4,186**	**900,000,293.88**	**100.00**

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	2,727	544,710,632.28	60.52
Stated Documentation	1,391	340,430,600.09	37.83
Limited Documentation	68	14,859,061.51	1.65
Total:	**4,186**	**900,000,293.88**	**100.00**

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Refinance - Cashout	2,249	468,178,935.28	52.02
Purchase	1,245	287,960,343.19	32
Refinance - Rate Term	692	143,861,015.41	15.98
Total:	**4,186**	**900,000,293.88**	**100.00**

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fixed - 10 Year	7	282,246.55	0.03
Fixed - 15 Year	91	14,883,930.94	1.65
Fixed - 20 Year	5	377,455.42	0.04
Fixed - 30 Year	862	186,390,033.30	20.71
ARM - 6 Month	19	4,929,999.48	0.55
ARM - 2 Year/6 Month	3,095	670,793,444.90	74.53
ARM - 3 Year/6 Month	103	20,921,265.31	2.32
ARM - 5 Year/6 Month	4	1,421,917.98	0.16
Total:	**4,186**	**900,000,293.88**	**100.00**

Total Mortgage Loans

Credit Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
A1	306	114,292,195.67	12.70
A2	766	193,653,908.67	21.52
A3	152	57,342,475.43	6.37
AA	750	191,928,586.18	21.33
A-1	15	3,637,083.64	0.40
A-2	345	69,053,549.54	7.67
A-3	15	3,160,042.77	0.35
A-4	174	37,914,439.63	4.21
A-5	105	25,810,682.91	2.87
B1	388	50,305,289.70	5.59
B2	88	14,257,250.39	1.58
B3	62	9,639,532.20	1.07
B4	235	43,541,769.06	4.84
B-1	391	38,647,374.86	4.29
B-2	92	11,067,790.81	1.23
B-3	61	7,413,732.14	0.82
B-4	4	917,148.06	0.10
B-5	5	622,372.78	0.07
C	165	18,801,249.32	2.09
D	67	7,993,820.12	0.89
Total:	**4,186**	**900,000,293.88**	**100.00**

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Detached	3,240	712,931,258.28	79.21
PUD	277	85,799,018.21	9.53
2-4 Family	215	47,266,673.82	5.25
Manufactured Housing	294	26,144,382.23	2.9
Condominium	127	24,675,379.14	2.74
Townhouse	33	3,183,582.20	0.35
Total:	**4,186**	**900,000,293.88**	**100.00**

Group I – Fixed Rate Mortgage Loans

(As of the Cut-off Date)

		Minimum	Maximum
Aggregate Remaining Principal Balance	$201,933,666.21		
Number of Loans	965		
Average Remaining Principal Balance	$209,257.69	$20,222.69	$1,197,824.48
Average Original Principal Balance	$209,721.14	$24,000.00	$1,200,000.00
Weighted Average Mortgage Rate	7.347%	5.500%	13.350%
Weighted Average Original LTV	77.14%	21.38%	95.00%
Weighted Average FICO Score	646	461	813
Second Liens	0.000%		
Weighted Average Original Term	346 months	120 months	360 months
Weighted Average Remaining Term	344 months	117 months	360 months
Weighted Average Seasoning	2 months	0 months	11 months
Weighted Average Prepayment Term	33 months	12 months	60 months
% of loans with Prepayment Penalties	33.899%		
Top State Concentration (%):	California (47%)	Texas (8%)	New York (5%)
Maximum Zip Code Concentration (%):	94015 (1%)		
Maturity Date		March 1, 2013	June 1, 2033

Fixed Rate Mortgage Loans

Principal Balance at Origination ($)	Number of Mortgage Loans	Principal Balance Outstanding at Origination	% of Aggregate Principal Balance Outstanding at Origination
1 - 50,000	123	4,952,812.00	2.45
50,001 - 100,000	282	19,633,090.00	9.7
100,001 - 150,000	122	14,782,787.00	7.3
150,001 - 200,000	78	13,377,068.00	6.61
200,001 - 250,000	47	10,604,625.00	5.24
250,001 - 300,000	37	10,095,800.00	4.99
300,001 - 350,000	54	17,771,885.00	8.78
350,001 - 400,000	71	26,874,617.00	13.28
400,001 - 450,000	42	17,847,610.00	8.82
450,001 - 500,000	33	15,784,239.00	7.8
500,001 - 550,000	14	7,416,700.00	3.66
550,001 - 600,000	24	13,878,576.00	6.86
600,001 - 650,000	10	6,198,000.00	3.06
650,001 - 700,000	6	4,161,337.41	2.06
700,001 - 750,000	8	5,829,750.00	2.88
750,001 - 800,000	1	781,000.00	0.39
800,001 - 850,000	3	2,520,000.00	1.25
850,001 - 900,000	1	900,000.00	0.44
900,001 - 950,000	2	1,870,000.00	0.92
950,001 - 1,000,000	6	5,901,000.00	2.92
1,000,001 >=	1	1,200,000.00	0.59
Total:	**965**	**202,380,896.41**	**100.00**

Scheduled Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 - 50,000	126	5,080,751.76	2.52
50,001 - 100,000	279	19,449,794.50	9.63
100,001 - 150,000	123	14,902,044.28	7.38
150,001 - 200,000	77	13,196,400.37	6.54
200,001 - 250,000	47	10,582,907.52	5.24
250,001 - 300,000	37	10,077,956.15	4.99
300,001 - 350,000	54	17,722,162.28	8.78
350,001 - 400,000	72	27,215,741.66	13.48
400,001 - 450,000	41	17,415,481.24	8.62
450,001 - 500,000	33	15,745,022.59	7.8
500,001 - 550,000	14	7,404,905.13	3.67
550,001 - 600,000	24	13,844,560.43	6.86
600,001 - 650,000	10	6,182,354.56	3.06
650,001 - 700,000	6	4,152,475.62	2.06
700,001 - 750,000	8	5,819,050.71	2.88
750,001 - 800,000	1	779,064.44	0.39
800,001 - 850,000	3	2,515,359.50	1.25
850,001 - 900,000	1	897,590.14	0.44
900,001 - 950,000	2	1,863,943.00	0.92
950,001 - 1,000,000	6	5,888,275.85	2.92
1,000,001 >=	1	1,197,824.48	0.59
Total:	**965**	**201,933,666.21**	**100.00**

Fixed Rate Mortgage Loans

Original Terms (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
120	7	282,246.55	0.14
180	91	14,883,930.94	7.37
240	5	377,455.42	0.19
360	862	186,390,033.30	92.3
Total:	**965**	**201,933,666.21**	**100.00**

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0 - 120	7	282,246.55	0.14
121 - 180	91	14,883,930.94	7.37
181 - 240	5	377,455.42	0.19
241 - 360	862	186,390,033.30	92.3
Total:	**965**	**201,933,666.21**	**100.00**

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20.01 - 25.00	1	341,711.26	0.17
30.01 - 35.00	1	39,633.89	0.02
35.01 - 40.00	2	749,489.40	0.37
40.01 - 45.00	3	1,247,754.80	0.62
45.01 - 50.00	8	3,517,766.52	1.74
50.01 - 55.00	18	4,427,060.60	2.19
55.01 - 60.00	30	6,799,998.64	3.37
60.01 - 65.00	41	7,868,562.05	3.9
65.01 - 70.00	97	18,265,014.84	9.05
70.01 - 75.00	154	27,527,951.41	13.63
75.01 - 80.00	336	72,288,743.87	35.8
80.01 - 85.00	139	28,559,437.40	14.14
85.01 - 90.00	119	27,254,639.54	13.5
90.01 - 95.00	16	3,045,901.99	1.51
Total:	**965**	**201,933,666.21**	**100.00**

Fixed Rate Mortgage Loans

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Avail	6	362,101.01	0.18
461 - 480	10	817,944.93	0.41
481 - 500	38	4,146,577.94	2.05
501 - 520	50	4,981,362.85	2.47
521 - 540	64	7,484,270.46	3.71
541 - 560	51	5,624,118.96	2.79
561 - 580	49	8,189,935.43	4.06
581 - 600	28	6,264,235.99	3.10
601 - 620	39	10,448,016.38	5.17
621 - 640	74	20,676,781.05	10.24
641 - 660	231	53,068,365.95	26.28
661 - 680	98	27,418,597.20	13.58
681 - 700	89	18,549,927.41	9.19
701 - 720	95	16,899,418.61	8.37
721 - 740	17	6,788,507.14	3.36
741 - 760	12	3,844,664.72	1.90
761 - 780	8	4,216,313.16	2.09
781 - 800	5	2,093,378.20	1.04
801 >=	1	59,148.82	0.03
Total:	**965**	**201,933,666.21**	**100.00**

Current Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.001 - 6.000	38	13,500,832.43	6.69
6.001 - 7.000	422	111,123,017.35	55.03
7.001 - 8.000	156	39,086,542.30	19.36
8.001 - 9.000	77	12,133,839.58	6.01
9.001 - 10.000	77	10,608,944.88	5.25
10.001 - 11.000	95	8,052,138.89	3.99
11.001 - 12.000	63	5,009,282.68	2.48
12.001 - 13.000	35	2,336,275.66	1.16
13.001 - 14.000	2	82,792.44	0.04
Total:	**965**	**201,933,666.21**	**100.00**

Lien Position	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1st Lien	965	201,933,666.21	100.00
Total:	**965**	**201,933,666.21**	**100.00**

Fixed Rate Mortgage Loans

Location	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	21	4,219,363.78	2.09
Arizona	8	2,269,489.67	1.12
Arkansas	5	848,584.47	0.42
California	290	94,869,435.65	46.98
Colorado	31	8,834,995.06	4.38
Connecticut	8	3,242,583.35	1.61
Florida	43	6,654,392.64	3.30
Georgia	57	6,634,492.70	3.29
Idaho	8	638,419.44	0.32
Illinois	28	6,473,363.59	3.21
Indiana	26	1,561,913.93	0.77
Kentucky	13	791,781.00	0.39
Louisiana	8	1,608,775.79	0.80
Maryland	5	1,216,175.65	0.60
Massachusetts	13	6,278,840.86	3.11
Michigan	10	1,090,602.61	0.54
Minnesota	1	107,957.70	0.05
Missouri	6	878,812.97	0.44
Montana	1	463,498.86	0.23
Nebraska	2	157,484.98	0.08
Nevada	6	1,455,781.78	0.72
New Jersey	6	2,315,742.31	1.15
New Mexico	6	551,650.99	0.27
New York	26	9,420,124.03	4.66
North Carolina	12	1,851,811.48	0.92
Ohio	24	1,977,627.24	0.98
Oklahoma	12	1,407,628.36	0.70
Oregon	15	3,689,825.47	1.83
Pennsylvania	16	1,916,635.05	0.95
Rhode Island	2	703,396.74	0.35
South Carolina	32	1,991,303.74	0.99
Tennessee	41	2,650,352.95	1.31
Texas	139	15,165,337.84	7.51
Utah	6	887,370.20	0.44
Virginia	10	1,628,299.86	0.81
Washington	20	4,647,298.02	2.30
West Virginia	6	621,118.37	0.31
Wisconsin	2	211,397.08	0.10
Total:	**965**	**201,933,666.21**	**100.00**

Fixed Rate Mortgage Loans

Prepayment Penalty Term (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	692	133,479,328.32	66.1
12	18	4,616,686.61	2.29
24	24	6,299,625.18	3.12
36	230	57,514,026.10	28.48
60	1	24,000.00	0.01
Total:	**965**	**201,933,666.21**	**100.00**

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	665	169,646,534.67	84.01
Non-Owner Occupied	293	29,626,811.88	14.67
Second Home	7	2,660,319.66	1.32
Total:	**965**	**201,933,666.21**	**100.00**

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Stated Documentation	553	108,166,936.18	53.57
Full Documentation	398	90,789,403.88	44.96
Limited Documentation	14	2,977,326.15	1.47
Total:	**965**	**201,933,666.21**	**100.00**

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Refinance - Cashout	575	115,509,071.86	57.2
Purchase	205	45,147,005.17	22.36
Refinance - Rate Term	185	41,277,589.18	20.44
Total:	**965**	**201,933,666.21**	**100.00**

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fixed - 10 Year	7	282,246.55	0.14
Fixed - 15 Year	91	14,883,930.94	7.37
Fixed - 20 Year	5	377,455.42	0.19
Fixed - 30 Year	862	186,390,033.30	92.3
Total:	**965**	**201,933,666.21**	**100.00**

Fixed Rate Mortgage Loans

Credit Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
A1	80	25,134,972.87	12.45
A2	137	28,635,481.77	14.18
A3	37	11,706,754.69	5.80
AA	466	105,956,974.56	52.47
A-1	3	197,803.25	0.10
A-2	60	8,683,516.42	4.30
A-3	2	137,535.79	0.07
A-4	21	3,380,863.28	1.67
A-5	11	2,949,246.46	1.46
B1	60	5,950,665.55	2.95
B2	9	1,040,953.07	0.52
B3	5	361,592.71	0.18
B4	17	2,876,690.70	1.42
B-1	34	2,604,914.86	1.29
B-2	2	279,830.17	0.14
B-3	4	339,920.00	0.17
C	16	1,589,406.16	0.79
D	1	106,543.90	0.05
Total:	***965***	***201,933,666.21***	***100.00***

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Detached	735	156,191,042.60	77.35
PUD	69	20,526,286.36	10.16
2-4 Family	76	17,348,530.44	8.59
Condominium	20	3,300,219.33	1.63
Manufactured Housing	43	3,150,589.53	1.56
Townhouse	22	1,416,997.95	0.7
Total:	**965**	**201,933,666.21**	**100.00**

Group II – Adjustable Rate Mortgage Loans

(As of the Cut-off Date)

		Minimum	Maximum
Aggregate Remaining Principal Balance	$698,066,627.67		
Number of Loans	3,221		
Average Remaining Principal Balance	$216,723.57	$20,472.11	$999,279.85
Average Original Principal Balance	$217,056.91	$20,500.00	$1,000,125.00
Weighted Average Mortgage Rate	8.134%	4.840%	13.300%
Weighted Average Gross Margin	5.431%	4.250%	7.250%
Weighted Average Initial Periodic Cap	1.072%	1.000%	3.000%
Weighted Average Periodic Cap	1.000%	1.000%	1.000%
Weighted Average Minimum Rate	8.134%	4.840%	13.300%
Weighted Average Maximum Rate	14.138%	10.840%	19.300%
Weighted Average Initial Reset Frequency	24	6	60
Weighted Average Reset Frequency	6	6	6
Weighted Average Next Reset	22	3	58
Weighted Average Original LTV	79.59%	33.33%	95.00%
Weighted Average FICO Score	593	418	810
Second Liens	0.00%		
Weighted Average Original Term	360 months	240 months	360 months
Weighted Average Remaining Term	358 months	237 months	360 months
Weighted Average Seasoning	2 months	0 months	15 months
Weighted Average Prepayment Term	27 months	12 months	36 months
% of loans with Prepayment Penalties	72.266%		
Top State Concentration (%):	California (49%)	Colorado (6%)	Texas (6%)
Maximum Zip Code Concentration (%):	95122 (1%)		
Next Rate Change Date		September 1, 2003	April 1, 2008
Maturity Date		March 1, 2023	June 1, 2033

Adjustable Rate Mortgage Loans

Principal Balance at Origination ($)	Number of Mortgage Loans	Principal Balance Outstanding at Origination	% of Aggregate Principal Balance Outstanding at Origination
1 - 50,000	210	8,677,442.00	1.24
50,001 - 100,000	841	62,456,402.12	8.93
100,001 - 150,000	511	63,188,187.00	9.04
150,001 - 200,000	367	63,828,237.67	9.13
200,001 - 250,000	250	56,004,720.50	8.01
250,001 - 300,000	147	40,290,327.00	5.76
300,001 - 350,000	228	75,189,321.50	10.75
350,001 - 400,000	219	82,209,467.00	11.76
400,001 - 450,000	118	50,290,405.00	7.19
450,001 - 500,000	96	46,119,366.00	6.6
500,001 - 550,000	64	34,022,431.00	4.87
550,001 - 600,000	44	25,341,458.00	3.62
600,001 - 650,000	41	25,958,550.00	3.71
650,001 - 700,000	28	18,986,300.00	2.72
700,001 - 750,000	25	18,303,314.80	2.62
750,001 - 800,000	11	8,594,250.00	1.23
800,001 - 850,000	5	4,173,750.00	0.6
850,001 - 900,000	1	896,250.00	0.13
900,001 - 950,000	5	4,737,367.00	0.68
950,001 - 1,000,000	9	8,872,625.00	1.27
1,000,001 >=	1	1,000,125.00	0.14
Total:	**3,221**	**699,140,296.59**	**100.00**

Scheduled Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 - 50,000	210	8,670,209.54	1.24
50,001 - 100,000	841	62,392,251.38	8.94
100,001 - 150,000	512	63,267,110.50	9.06
150,001 - 200,000	367	63,800,304.70	9.14
200,001 - 250,000	249	55,729,719.30	7.98
250,001 - 300,000	148	40,531,363.28	5.81
300,001 - 350,000	229	75,462,008.08	10.81
350,001 - 400,000	218	81,774,249.15	11.71
400,001 - 450,000	118	50,250,164.00	7.2
450,001 - 500,000	95	45,585,820.85	6.53
500,001 - 550,000	65	34,506,159.46	4.94
550,001 - 600,000	44	25,348,656.02	3.63
600,001 - 650,000	41	25,960,331.49	3.72
650,001 - 700,000	28	19,005,351.19	2.72
700,001 - 750,000	24	17,564,459.87	2.52
750,001 - 800,000	11	8,580,041.04	1.23
800,001 - 850,000	5	4,159,489.64	0.6
850,001 - 900,000	1	895,160.25	0.13
900,001 - 950,000	5	4,729,495.10	0.68
950,001 - 1,000,000	10	9,854,282.83	1.41
Total:	**3,221**	**698,066,627.67**	**100.00**

Adjustable Rate Mortgage Loans

Original Terms (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
240	1	342,993.71	0.05
360	3,220	697,723,633.96	99.95
Total:	**3,221**	**698,066,627.67**	**100.00**

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0 - 240	1	342,993.71	0.05
241 - 350	6	689,017.93	0.1
351 - 360	3,214	697,034,616.03	99.85
Total:	**3,221**	**698,066,627.67**	**100.00**

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
30.01 - 35.00	3	664,432.32	0.10
40.01 - 45.00	5	928,671.62	0.13
45.01 - 50.00	6	3,280,784.24	0.47
50.01 - 55.00	33	6,862,035.02	0.98
55.01 - 60.00	67	15,086,343.32	2.16
60.01 - 65.00	191	34,660,851.05	4.97
65.01 - 70.00	220	48,425,180.48	6.94
70.01 - 75.00	289	63,145,192.62	9.05
75.01 - 80.00	1,060	249,046,686.06	35.68
80.01 - 85.00	841	153,652,913.57	22.01
85.01 - 90.00	476	114,887,419.76	16.46
90.01 - 95.00	30	7,426,117.61	1.06
Total:	**3,221**	**698,066,627.67**	**100.00**

Adjustable Rate Mortgage Loans

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	48	4,019,942.63	0.58
401 - 420	1	109,958.13	0.02
421 - 440	11	1,073,444.73	0.15
441 - 460	43	5,684,474.15	0.81
461 - 480	180	24,309,299.67	3.48
481 - 500	399	57,327,018.72	8.21
501 - 520	480	69,957,111.67	10.02
521 - 540	408	63,164,004.12	9.05
541 - 560	367	62,537,360.18	8.96
561 - 580	220	51,431,311.83	7.37
581 - 600	122	40,300,312.65	5.77
601 - 620	129	40,932,796.69	5.86
621 - 640	151	49,275,178.49	7.06
641 - 660	251	76,340,559.74	10.94
661 - 680	123	42,992,192.78	6.16
681 - 700	118	46,238,208.55	6.62
701 - 720	69	22,474,527.86	3.22
721 - 740	46	17,514,740.55	2.51
741 - 760	26	10,791,921.08	1.55
761 - 780	19	7,600,474.44	1.09
781 - 800	8	3,073,284.06	0.44
801 >=	2	918,504.95	0.13
Total:	**3,221**	**698,066,627.67**	**100.00**

Current Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.001 - 5.000	5	1,146,589.44	0.16
5.001 - 6.000	154	59,358,017.15	8.5
6.001 - 7.000	476	184,158,173.56	26.38
7.001 - 8.000	445	140,496,023.23	20.13
8.001 - 9.000	434	94,488,432.23	13.54
9.001 - 10.000	665	103,800,655.38	14.87
10.001 - 11.000	610	76,497,239.80	10.96
11.001 - 12.000	350	31,492,339.77	4.51
12.001 - 13.000	79	6,508,684.74	0.93
13.001 - 14.000	3	120,472.37	0.02
Total:	**3,221**	**698,066,627.67**	**100.00**

Adjustable Rate Mortgage Loans

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.001 - 11.000	5	1,146,589.44	0.16
11.001 - 12.000	154	59,358,017.15	8.50
12.001 - 13.000	471	182,458,684.03	26.14
13.001 - 14.000	448	141,687,831.67	20.3
14.001 - 15.000	435	94,847,980.24	13.59
15.001 - 16.000	666	103,948,788.46	14.89
16.001 - 17.000	609	76,334,165.94	10.94
17.001 - 18.000	350	31,438,038.55	4.50
18.001 - 19.000	80	6,726,059.82	0.96
19.001 - 20.000	3	120,472.37	0.02
Total:	**3,221**	**698,066,627.67**	**100.00**

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.001 - 5.000	5	1,146,589.44	0.16
5.001 - 6.000	154	59,358,017.15	8.50
6.001 - 7.000	476	184,158,173.56	26.38
7.001 - 8.000	445	140,496,023.23	20.13
8.001 - 9.000	434	94,488,432.23	13.54
9.001 - 10.000	665	103,800,655.38	14.87
10.001 - 11.000	610	76,497,239.80	10.96
11.001 - 12.000	350	31,492,339.77	4.51
12.001 - 13.000	79	6,508,684.74	0.93
13.001 - 14.000	3	120,472.37	0.02
Total:	**3,221**	**698,066,627.67**	**100.00**

Gross Margins (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.001 - 5.000	943	333,620,322.53	47.79
5.001 - 6.000	1,454	265,276,343.44	38.00
6.001 - 7.000	821	98,590,848.97	14.12
7.001 - 8.000	3	579,112.73	0.08
Total:	**3,221**	**698,066,627.67**	**100.00**

Initial Periodic Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1	3,104	672,987,691.74	96.41
3	117	25,078,935.93	3.59
Total:	**3,221**	**698,066,627.67**	**100.00**

Adjustable Rate Mortgage Loans

Periodic Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1	3,221	698,066,627.67	100.00
Total:	**3,221**	**698,066,627.67**	**100.00**

Rate Change Date	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2003-09	3	1,240,357.01	0.18
2003-10	13	2,901,380.23	0.42
2003-11	3	788,262.24	0.11
2004-03	1	133,668.78	0.02
2004-04	1	60,802.32	0.01
2004-08	1	55,790.64	0.01
2004-09	4	405,859.59	0.06
2004-10	3	573,460.54	0.08
2004-11	17	3,900,928.47	0.56
2004-12	33	6,307,298.24	0.9
2005-01	43	8,565,102.31	1.23
2005-02	70	17,774,195.39	2.55
2005-03	485	130,004,921.69	18.62
2005-04	1,707	358,696,882.72	51.38
2005-05	727	143,623,804.57	20.57
2005-06	6	1,129,485.83	0.16
2005-12	1	220,505.69	0.03
2006-02	3	344,457.16	0.05
2006-03	15	3,368,802.78	0.48
2006-04	65	12,647,151.30	1.81
2006-05	14	3,786,383.19	0.54
2006-06	2	115,209.00	0.02
2008-04	4	1,421,917.98	0.2

Prepayment Penalty Term(Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	813	193,600,032.57	27.73
12	83	27,619,829.79	3.96
24	1,236	315,696,563.81	45.22
36	1,089	161,150,201.50	23.09
Total:	**3,221**	**698,066,627.67**	**100.00**

Adjustable Rate Mortgage Loans

Location	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	50	6,458,606.37	0.93
Arizona	44	9,194,682.90	1.32
Arkansas	27	2,416,069.09	0.35
California	1,044	341,683,246.77	48.95
Colorado	163	40,325,127.07	5.78
Connecticut	24	5,338,783.12	0.76
Delaware	2	152,891.54	0.02
Florida	134	20,206,997.99	2.89
Georgia	29	5,912,870.32	0.85
Hawaii	1	203,724.77	0.03
Idaho	6	866,740.01	0.12
Illinois	163	25,309,064.49	3.63
Indiana	31	3,396,932.31	0.49
Iowa	16	1,197,464.94	0.17
Kansas	15	1,678,533.41	0.24
Kentucky	22	1,931,426.01	0.28
Louisiana	27	3,126,834.55	0.45
Maine	3	609,409.22	0.09
Maryland	28	6,044,690.93	0.87
Massachusetts	18	5,096,503.46	0.73
Michigan	159	16,376,021.19	2.35
Minnesota	40	8,648,495.02	1.24
Mississippi	2	219,604.34	0.03
Missouri	87	7,736,086.24	1.11
Montana	12	1,740,713.08	0.25
Nebraska	22	2,329,372.30	0.33
Nevada	25	8,035,514.58	1.15
New Hampshire	5	850,027.58	0.12
New Jersey	51	12,265,286.83	1.76
New Mexico	23	3,094,110.69	0.44
New York	67	18,753,135.60	2.69
North Carolina	113	12,741,386.27	1.83
Ohio	105	11,272,618.79	1.61
Oklahoma	23	1,751,044.31	0.25
Oregon	41	10,704,213.03	1.53
Pennsylvania	29	3,474,833.25	0.5
Rhode Island	11	3,010,662.44	0.43
South Carolina	30	2,968,657.74	0.43
South Dakota	2	97,714.13	0.01
Tennessee	34	3,685,499.55	0.53
Texas	262	39,189,690.90	5.61
Utah	40	7,520,907.85	1.08
Virginia	33	6,179,262.99	0.89
Washington	118	29,767,203.00	4.26
West Virginia	4	574,027.88	0.08
Wisconsin	32	3,549,706.66	0.51
Wyoming	4	380,232.16	0.05
Total:	**3,221**	**698,066,627.67**	**100.00**

Adjustable Rate Mortgage Loans

Lien Position	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1st Lien	3,221	698,066,627.67	100.00
Total:	**3,221**	**698,066,627.67**	**100.00**

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	2,939	653,496,742.28	93.62
Non-Owner Occupied	263	37,923,325.11	5.43
Second Home	19	6,646,560.28	0.95
Total:	**3,221**	**698,066,627.67**	**100.00**

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	2,329	453,921,228.40	65.03
Stated Documentation	838	232,263,663.91	33.27
Limited Documentation	54	11,881,735.36	1.70
Total:	**3,221**	**698,066,627.67**	**100.00**

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Refinance - Cashout	1,674	352,669,863.42	50.52
Purchase	1,040	242,813,338.02	34.78
Refinance - Rate Term	507	102,583,426.23	14.70
Total:	**3,221**	**698,066,627.67**	**100.00**

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
ARM - 6 Month	19	4,929,999.48	0.71
ARM - 2 Year/6 Month	3,095	670,793,444.90	96.09
ARM - 3 Year/6 Month	103	20,921,265.31	3.00
ARM - 5 Year/6 Month	4	1,421,917.98	0.20
Total:	**3,221**	**698,066,627.67**	**100.00**

Adjustable Rate Mortgage Loans

Credit Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
A1	226	89,157,222.80	12.77
A2	629	165,018,426.90	23.64
A3	115	45,635,720.74	6.54
AA	284	85,971,611.62	12.32
A-1	12	3,439,280.39	0.49
A-2	285	60,370,033.12	8.65
A-3	13	3,022,506.98	0.43
A-4	153	34,533,576.35	4.95
A-5	94	22,861,436.45	3.27
B1	328	44,354,624.15	6.35
B2	79	13,216,297.32	1.89
B3	57	9,277,939.49	1.33
B4	218	40,665,078.36	5.83
B-1	357	36,042,460.00	5.16
B-2	90	10,787,960.64	1.55
B-3	57	7,073,812.14	1.01
B-4	4	917,148.06	0.13
B-5	5	622,372.78	0.09
C	149	17,211,843.16	2.47
D	66	7,887,276.22	1.13
Total:	**3,221**	**698,066,627.67**	**100.00**

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Detached	2,505	556,740,215.68	79.75
PUD	208	65,272,731.85	9.35
2-4 Family	139	29,918,143.38	4.29
Manufactured Housing	251	22,993,792.70	3.29
Condominium	107	21,375,159.81	3.06
Townhouse	11	1,766,584.25	0.25
Total:	**3,221**	**698,066,627.67**	**100.00**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities	
ABS Banking	
Nita Cherry	212-250-7773
Paul Vambutas	212-250-3163
Ryan Stark	212-250-8473
Patrick Fitzsimonds	212-250-5165
Brian Haklisch	212-250-8745
ABS Structuring	
Bill Yeung	212-250-6893

Long Beach Mortgage Loan Trust 2003-3
PricingFwrdCurve

		Excess Spread (bp)
1	7/25/2003	436
2	8/25/2003	556
3	9/25/2003	558
4	10/25/2003	565
5	11/25/2003	563
6	12/25/2003	568
7	1/25/2004	556
8	2/25/2004	556
9	3/25/2004	567
10	4/25/2004	553
11	5/25/2004	551
12	6/25/2004	551
13	7/25/2004	521
14	8/25/2004	507
15	9/25/2004	501
16	10/25/2004	502
17	11/25/2004	488
18	12/25/2004	490
19	1/25/2005	475
20	2/25/2005	469
21	3/25/2005	490
22	4/25/2005	456
23	5/25/2005	462
24	6/25/2005	446
25	7/25/2005	420
26	8/25/2005	401
27	9/25/2005	392
28	10/25/2005	395
29	11/25/2005	405
30	12/25/2005	408
31	1/25/2006	388
32	2/25/2006	380
33	3/25/2006	410
34	4/25/2006	364
35	5/25/2006	396
36	6/25/2006	375
37	7/25/2006	384
38	8/25/2006	360
39	9/25/2006	359
40	10/25/2006	369
41	11/25/2006	378
42	12/25/2006	387
43	1/25/2007	366
44	2/25/2007	360

45	3/25/2007	400
46	4/25/2007	348
47	5/25/2007	379
48	6/25/2007	357
49	7/25/2007	378
50	8/25/2007	357
51	9/25/2007	351
52	10/25/2007	362
53	11/25/2007	361
54	12/25/2007	372
55	1/25/2008	350
56	2/25/2008	345
57	3/25/2008	374
58	4/25/2008	335
59	5/25/2008	365
60	6/25/2008	342
61	7/25/2008	364
62	8/25/2008	341
63	9/25/2008	337
64	10/25/2008	350
65	11/25/2008	345
66	12/25/2008	358
67	1/25/2009	336
68	2/25/2009	332
69	3/25/2009	383
70	4/25/2009	323
71	5/25/2009	346
72	6/25/2009	323
73	7/25/2009	357
74	8/25/2009	334
75	9/25/2009	331
76	10/25/2009	346
77	11/25/2009	333
78	12/25/2009	349
79	1/25/2010	327
80	2/25/2010	323
81	3/25/2010	378
82	4/25/2010	317
83	5/25/2010	341
84	6/25/2010	318
85	7/25/2010	345
86	8/25/2010	323
87	9/25/2010	320
88	10/25/2010	337
89	11/25/2010	323
90	12/25/2010	340

N. This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared
, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the pu
ad carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the sec
oes not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special
ed herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more ful
nt, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwrit
that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or
ective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO S
long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from

solely by the Underwriter(s),
urposes
curities
l considerations
lly described
er(s) believe(s)
opinions
ELL OR SOLICITATION
, any company

Long Beach Mortgage Loan Trust 2003-3

Class M-4 (BBB-/Baa3/BBB-)
$14,850,000

Forward LIBORs / To Maturity / Triggers Fail
45% Severity / 12 Months To Recovery
Price: 83.978147%

Percentage of Pricing Speed

		CDR Percentage							
		2.5% CDR	3.0% CDR	4.0% CDR	5.0% CDR	6.0% CDR	7.0% CDR	8.0% CDR	8.5% CDR
70%	Yield (%)	10.07	10.07	10.09	10.10	10.13	10.21	7.34	1.37
	DM (bp)	580.8	582.8	587.1	591.5	595.4	594.9	311.4	(238.4)
	WAL (Yrs)	14.15	13.89	13.39	12.92	12.60	13.66	19.04	26.50
	Mod Dur (Yrs)	8.42	8.34	8.19	8.05	7.99	8.39	8.80	7.21
	First Payment Period	159	156	150	145	142	150	192	296
	Last Payment Period	181	178	172	166	160	179	360	360
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00	53.96	98.01
	Total Collateral Loss (%)	4.85	5.72	7.35	8.88	10.30	11.62	12.87	13.46
85%	Yield (%)	10.14	10.15	10.16	10.16	10.20	10.28	8.08	3.66
	DM (bp)	603.1	605.8	610.2	613.5	616.7	614.0	389.4	(36.0)
	WAL (Yrs)	11.89	11.70	11.34	11.01	10.93	11.91	15.78	18.45
	Mod Dur (Yrs)	7.67	7.60	7.47	7.35	7.36	7.78	8.45	8.24
	First Payment Period	133	131	127	123	123	130	156	190
	Last Payment Period	152	150	145	141	139	157	360	360
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00	35.82	78.59
	Total Collateral Loss (%)	4.06	4.80	6.21	7.54	8.80	9.99	11.11	11.65
100%	Yield (%)	10.20	10.21	10.22	10.23	10.27	10.35	8.57	4.39
	DM (bp)	627.5	629.5	633.6	637.5	639.1	635.4	446.6	38.7
	WAL (Yrs)	10.16	10.02	9.76	9.52	9.60	10.45	13.49	15.23
	Mod Dur (Yrs)	6.98	6.92	6.81	6.72	6.78	7.18	7.97	8.04
	First Payment Period	114	112	109	106	107	114	132	153
	Last Payment Period	130	129	125	122	123	138	359	359
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00	23.82	65.77
	Total Collateral Loss (%)	3.47	4.11	5.35	6.52	7.64	8.71	9.73	10.22
115%	Yield (%)	10.27	10.28	10.29	10.31	10.34	10.41	8.80	4.80
	DM (bp)	652.3	654.7	658.0	662.3	661.4	657.1	480.2	87.8
	WAL (Yrs)	8.81	8.71	8.52	8.34	8.53	9.22	11.81	13.03
	Mod Dur (Yrs)	6.35	6.30	6.22	6.16	6.26	6.62	7.48	7.65
	First Payment Period	98	97	95	93	95	100	115	130
	Last Payment Period	113	112	109	107	110	122	359	359
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00	17.61	56.20
	Total Collateral Loss (%)	3.01	3.58	4.67	5.71	6.71	7.68	8.60	9.05
130%	Yield (%)	10.36	10.38	10.39	10.41	10.43	10.47	8.97	5.24
	DM (bp)	678.8	681.5	685.1	687.8	685.7	679.1	508.4	141.4
	WAL (Yrs)	7.73	7.65	7.51	7.41	7.65	8.22	10.46	11.32
	Mod Dur (Yrs)	5.80	5.76	5.69	5.66	5.79	6.11	6.99	7.21
	First Payment Period	86	85	84	83	85	89	101	112
	Last Payment Period	99	98	96	94	99	109	358	358
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00	13.55	47.62
	Total Collateral Loss (%)	2.64	3.14	4.12	5.05	5.96	6.83	7.68	8.09

Long Beach Mortgage Loan Trust 2003-3

Class M-4 (BBB-/Baa3/BBB-)
$14,850,000
Forward LIBORs / To Maturity / Triggers Fail
60% Severity / 12 Months To Recovery
Price: 83.978147%

Percentage of Pricing Speed		CDR Percentage							
		2.5% CDR	3.0% CDR	4.0% CDR	5.0% CDR	6.0% CDR	7.0% CDR	8.0% CDR	8.5% CDR
70%	Yield (%)	10.07	10.08	10.09	10.16	6.08	(11.68)	(33.20)	(43.89)
	DM (bp)	580.8	582.8	586.9	588.4	192.2	(1,489.0)	(3,804.7)	(5,059.8)
	WAL (Yrs)	14.15	13.89	13.39	13.96	21.88	7.03	4.56	3.91
	Mod Dur (Yrs)	8.42	8.34	8.22	8.47	8.67	4.93	3.94	3.70
	First Payment Period	159	156	150	155	227	65	44	38
	Last Payment Period	181	178	172	180	360	105	66	55
	Bond Loss (%)	0.00	0.00	0.00	0.00	73.69	100.00	100.00	100.00
	Total Collateral Loss (%)	6.47	7.62	9.80	11.83	13.73	15.50	17.16	17.95
85%	Yield (%)	10.14	10.15	10.17	10.23	7.11	(13.90)	(35.75)	(46.43)
	DM (bp)	603.1	605.7	609.7	608.5	293.0	(1,716.3)	(4,098.2)	(5,369.6)
	WAL (Yrs)	11.89	11.70	11.34	12.05	17.49	6.62	4.38	3.77
	Mod Dur (Yrs)	7.67	7.60	7.51	7.82	8.59	4.80	3.89	3.66
	First Payment Period	133	131	127	133	175	60	41	36
	Last Payment Period	152	150	145	156	360	101	64	54
	Bond Loss (%)	0.00	0.00	0.00	0.00	51.76	100.00	100.00	100.00
	Total Collateral Loss (%)	5.42	6.40	8.29	10.06	11.73	13.32	14.81	15.53
100%	Yield (%)	10.20	10.21	10.23	10.30	7.74	(15.79)	(38.10)	(48.77)
	DM (bp)	627.5	629.4	632.8	629.9	362.3	(1,913.5)	(4,371.9)	(5,659.9)
	WAL (Yrs)	10.16	10.02	9.78	10.57	14.64	6.29	4.22	3.65
	Mod Dur (Yrs)	6.98	6.93	6.86	7.23	8.18	4.72	3.85	3.63
	First Payment Period	114	112	110	116	144	56	39	35
	Last Payment Period	130	129	125	138	360	100	62	53
	Bond Loss (%)	0.00	0.00	0.00	0.00	36.75	100.00	100.00	100.00
	Total Collateral Loss (%)	4.63	5.48	7.13	8.70	10.19	11.61	12.97	13.62
115%	Yield (%)	10.27	10.28	10.29	10.37	8.08	(17.01)	(40.18)	(50.89)
	DM (bp)	652.3	654.5	656.4	652.1	405.3	(2,042.7)	(4,618.1)	(5,924.9)
	WAL (Yrs)	8.81	8.71	8.60	9.32	12.63	6.06	4.08	3.55
	Mod Dur (Yrs)	6.36	6.31	6.29	6.66	7.69	4.71	3.82	3.61
	First Payment Period	98	97	96	102	123	52	38	33
	Last Payment Period	113	112	110	122	359	102	61	52
	Bond Loss (%)	0.00	0.00	0.00	0.00	27.78	100.00	100.00	100.00
	Total Collateral Loss (%)	4.02	4.77	6.22	7.62	8.95	10.24	11.47	12.07
130%	Yield (%)	10.36	10.38	10.40	10.44	8.27	(16.75)	(41.92)	(52.76)
	DM (bp)	678.7	681.2	682.3	675.2	436.1	(2,023.8)	(4,826.9)	(6,163.0)
	WAL (Yrs)	7.73	7.65	7.65	8.28	11.09	6.01	3.97	3.46
	Mod Dur (Yrs)	5.80	5.77	5.79	6.14	7.20	4.88	3.80	3.60
	First Payment Period	86	85	85	90	108	49	36	32
	Last Payment Period	99	98	98	109	359	120	61	51
	Bond Loss (%)	0.00	0.00	0.00	0.00	22.16	100.00	100.00	100.00
	Total Collateral Loss (%)	3.53	4.19	5.49	6.74	7.95	9.11	10.24	10.79

Long Beach Mortgage Loan Trust 2003-3

Class M-4 (BBB-/Baa3/BBB-)
$14,850,000
Forward LIBORs + 200bp / To Maturity / Triggers Fail
60% Severity / 12 Months To Recovery
Price: 83.978147%

Percentage of Pricing Speed		CDR Percentage							
		2.5% CDR	3.0% CDR	4.0% CDR	5.0% CDR	6.0% CDR	7.0% CDR	8.0% CDR	8.5% CDR
70%	Yield (%)	12.25	12.26	12.28	6.84	(15.42)	(40.83)	(62.85)	(71.52)
	DM (bp)	601.3	603.2	606.3	96.6	(2,049.4)	(4,878.1)	(7,671.0)	(8,876.2)
	WAL (Yrs)	14.26	13.99	13.48	25.20	5.60	3.65	2.81	2.57
	Mod Dur (Yrs)	7.42	7.36	7.31	6.88	4.00	3.30	3.04	2.99
	First Payment Period	160	157	151	273	50	33	27	25
	Last Payment Period	183	179	173	360	86	54	40	36
	Bond Loss (%)	0.00	0.00	0.00	89.70	100.00	100.00	100.00	100.00
	Total Collateral Loss (%)	6.51	7.66	9.85	11.89	13.78	15.56	17.22	18.01
85%	Yield (%)	12.33	12.34	12.36	6.68	(17.84)	(42.81)	(64.16)	(72.60)
	DM (bp)	623.5	625.1	627.2	73.5	(2,303.8)	(5,115.9)	(7,849.7)	(9,031.2)
	WAL (Yrs)	11.95	11.77	11.48	20.45	5.31	3.55	2.77	2.55
	Mod Dur (Yrs)	6.85	6.80	6.82	7.15	3.91	3.28	3.04	2.99
	First Payment Period	134	132	129	212	47	32	27	25
	Last Payment Period	153	151	146	360	83	53	39	35
	Bond Loss (%)	0.00	0.00	0.00	78.44	100.00	100.00	100.00	100.00
	Total Collateral Loss (%)	5.44	6.43	8.31	10.09	11.77	13.35	14.86	15.58
100%	Yield (%)	12.41	12.42	12.47	6.84	(19.79)	(44.41)	(65.20)	(73.45)
	DM (bp)	647.3	649.2	647.1	89.2	(2,511.2)	(5,310.2)	(7,991.1)	(9,153.4)
	WAL (Yrs)	10.20	10.07	10.39	16.86	5.09	3.47	2.74	2.52
	Mod Dur (Yrs)	6.30	6.26	6.48	7.15	3.86	3.26	3.03	2.99
	First Payment Period	114	113	116	171	44	32	26	25
	Last Payment Period	131	129	133	360	80	52	39	35
	Bond Loss (%)	0.00	0.00	0.00	67.16	100.00	100.00	100.00	100.00
	Total Collateral Loss (%)	4.64	5.50	7.15	8.72	10.21	11.63	12.99	13.65
115%	Yield (%)	12.49	12.50	12.55	7.21	(21.29)	(45.66)	(66.05)	(74.13)
	DM (bp)	671.8	673.9	666.3	129.3	(2,673.0)	(5,462.7)	(8,109.1)	(9,251.7)
	WAL (Yrs)	8.84	8.74	9.42	14.20	4.94	3.41	2.72	2.51
	Mod Dur (Yrs)	5.80	5.77	6.13	6.95	3.83	3.25	3.03	2.99
	First Payment Period	99	98	104	142	42	31	26	25
	Last Payment Period	113	112	122	359	80	52	39	35
	Bond Loss (%)	0.00	0.00	0.00	56.31	100.00	100.00	100.00	100.00
	Total Collateral Loss (%)	4.02	4.78	6.23	7.63	8.97	10.25	11.49	12.09
130%	Yield (%)	12.59	12.61	12.65	7.69	(22.06)	(46.51)	(66.66)	(74.66)
	DM (bp)	697.9	700.2	687.8	184.3	(2,758.3)	(5,567.7)	(8,193.0)	(9,330.2)
	WAL (Yrs)	7.75	7.67	8.53	12.16	4.85	3.37	2.70	2.49
	Mod Dur (Yrs)	5.34	5.32	5.78	6.64	3.84	3.25	3.04	2.99
	First Payment Period	86	86	93	120	40	30	26	24
	Last Payment Period	99	98	112	359	82	52	39	35
	Bond Loss (%)	0.00	0.00	0.00	46.26	100.00	100.00	100.00	100.00
	Total Collateral Loss (%)	3.53	4.20	5.50	6.75	7.96	9.12	10.25	10.80

Long Beach Mortgage Loan Trust 2003-3
PricingFwrdCurve

		Excess Spread (bp)
1	7/25/2003	436
2	8/25/2003	556
3	9/25/2003	558
4	10/25/2003	565
5	11/25/2003	563
6	12/25/2003	568
7	1/25/2004	556
8	2/25/2004	556
9	3/25/2004	567
10	4/25/2004	553
11	5/25/2004	551
12	6/25/2004	551
13	7/25/2004	521
14	8/25/2004	507
15	9/25/2004	501
16	10/25/2004	502
17	11/25/2004	488
18	12/25/2004	490
19	1/25/2005	475
20	2/25/2005	469
21	3/25/2005	490
22	4/25/2005	456
23	5/25/2005	462
24	6/25/2005	446
25	7/25/2005	420
26	8/25/2005	401
27	9/25/2005	392
28	10/25/2005	395
29	11/25/2005	405
30	12/25/2005	408
31	1/25/2006	388
32	2/25/2006	380
33	3/25/2006	410
34	4/25/2006	364
35	5/25/2006	396
36	6/25/2006	375
37	7/25/2006	384
38	8/25/2006	360
39	9/25/2006	359
40	10/25/2006	369
41	11/25/2006	378
42	12/25/2006	387
43	1/25/2007	366
44	2/25/2007	360

45	3/25/2007	400
46	4/25/2007	348
47	5/25/2007	379
48	6/25/2007	357
49	7/25/2007	378
50	8/25/2007	357
51	9/25/2007	351
52	10/25/2007	362
53	11/25/2007	361
54	12/25/2007	372
55	1/25/2008	350
56	2/25/2008	345
57	3/25/2008	374
58	4/25/2008	335
59	5/25/2008	365
60	6/25/2008	342
61	7/25/2008	364
62	8/25/2008	341
63	9/25/2008	337
64	10/25/2008	350
65	11/25/2008	345
66	12/25/2008	358
67	1/25/2009	336
68	2/25/2009	332
69	3/25/2009	383
70	4/25/2009	323
71	5/25/2009	346
72	6/25/2009	323
73	7/25/2009	357
74	8/25/2009	334
75	9/25/2009	331
76	10/25/2009	346
77	11/25/2009	333
78	12/25/2009	349
79	1/25/2010	327
80	2/25/2010	323
81	3/25/2010	378
82	4/25/2010	317
83	5/25/2010	341
84	6/25/2010	318
85	7/25/2010	345
86	8/25/2010	323
87	9/25/2010	320
88	10/25/2010	337
89	11/25/2010	323
90	12/25/2010	340

solely by the Underwriter(s),
urposes
curities
l considerations
lly described
er(s) believe(s)
opinions
ELL OR SOLICITATION
, any company

Long Beach Mortgage Loan Trust 2003-3

Class M-4 (BBB-/Baa3/BBB-)
$14,850,000

Forward LIBORs / To Maturity / Triggers Fail
45% Severity / 12 Months To Recovery
Price: 83.978147%

Percentage of Pricing Speed		CDR Percentage							
		2.5% CDR	3.0% CDR	4.0% CDR	5.0% CDR	6.0% CDR	7.0% CDR	8.0% CDR	8.5% CDR
70%	Yield (%)	10.07	10.07	10.09	10.10	10.13	10.21	7.34	1.37
	DM (bp)	580.8	582.8	587.1	591.5	595.4	594.9	311.4	(238.4)
	WAL (Yrs)	14.15	13.89	13.39	12.92	12.60	13.66	19.04	26.50
	Mod Dur (Yrs)	8.42	8.34	8.19	8.05	7.99	8.39	8.80	7.21
	First Payment Period	159	156	150	145	142	150	192	296
	Last Payment Period	181	178	172	166	160	179	360	360
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00	53.96	98.01
	Total Collateral Loss (%)	4.85	5.72	7.35	8.88	10.30	11.62	12.87	13.46
85%	Yield (%)	10.14	10.15	10.16	10.16	10.20	10.28	8.08	3.66
	DM (bp)	603.1	605.8	610.2	613.5	616.7	614.0	389.4	(36.0)
	WAL (Yrs)	11.89	11.70	11.34	11.01	10.93	11.91	15.78	18.45
	Mod Dur (Yrs)	7.67	7.60	7.47	7.35	7.36	7.78	8.45	8.24
	First Payment Period	133	131	127	123	123	130	156	190
	Last Payment Period	152	150	145	141	139	157	360	360
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00	35.82	78.59
	Total Collateral Loss (%)	4.06	4.80	6.21	7.54	8.80	9.99	11.11	11.65
100%	Yield (%)	10.20	10.21	10.22	10.23	10.27	10.35	8.57	4.39
	DM (bp)	627.5	629.5	633.6	637.5	639.1	635.4	446.6	38.7
	WAL (Yrs)	10.16	10.02	9.76	9.52	9.60	10.45	13.49	15.23
	Mod Dur (Yrs)	6.98	6.92	6.81	6.72	6.78	7.18	7.97	8.04
	First Payment Period	114	112	109	106	107	114	132	153
	Last Payment Period	130	129	125	122	123	138	359	359
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00	23.82	65.77
	Total Collateral Loss (%)	3.47	4.11	5.35	6.52	7.64	8.71	9.73	10.22
115%	Yield (%)	10.27	10.28	10.29	10.31	10.34	10.41	8.80	4.80
	DM (bp)	652.3	654.7	658.0	662.3	661.4	657.1	480.2	87.8
	WAL (Yrs)	8.81	8.71	8.52	8.34	8.53	9.22	11.81	13.03
	Mod Dur (Yrs)	6.35	6.30	6.22	6.16	6.26	6.62	7.48	7.65
	First Payment Period	98	97	95	93	95	100	115	130
	Last Payment Period	113	112	109	107	110	122	359	359
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00	17.61	56.20
	Total Collateral Loss (%)	3.01	3.58	4.67	5.71	6.71	7.68	8.60	9.05
130%	Yield (%)	10.36	10.38	10.39	10.41	10.43	10.47	8.97	5.24
	DM (bp)	678.8	681.5	685.1	687.8	685.7	679.1	508.4	141.4
	WAL (Yrs)	7.73	7.65	7.51	7.41	7.65	8.22	10.46	11.32
	Mod Dur (Yrs)	5.80	5.76	5.69	5.66	5.79	6.11	6.99	7.21
	First Payment Period	86	85	84	83	85	89	101	112
	Last Payment Period	99	98	96	94	99	109	358	358
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00	13.55	47.62
	Total Collateral Loss (%)	2.64	3.14	4.12	5.05	5.96	6.83	7.68	8.09

Long Beach Mortgage Loan Trust 2003-3

Class M-4 (BBB-/Baa3/BBB-)
$14,850,000

Forward LIBORs / To Maturity / Triggers Fail
60% Severity / 12 Months To Recovery
Price: 83.978147%

CDR Percentage

Percentage of Pricing Speed		2.5% CDR	3.0% CDR	4.0% CDR	5.0% CDR	6.0% CDR	7.0% CDR	8.0% CDR	8.5% CDR
70%	Yield (%)	10.07	10.08	10.09	10.16	6.08	(11.68)	(33.20)	(43.89)
	DM (bp)	580.8	582.8	586.9	588.4	192.2	(1,489.0)	(3,804.7)	(5,059.8)
	WAL (Yrs)	14.15	13.89	13.39	13.96	21.88	7.03	4.56	3.91
	Mod Dur (Yrs)	8.42	8.34	8.22	8.47	8.67	4.93	3.94	3.70
	First Payment Period	159	156	150	155	227	65	44	38
	Last Payment Period	181	178	172	180	360	105	66	55
	Bond Loss (%)	0.00	0.00	0.00	0.00	73.69	100.00	100.00	100.00
	Total Collateral Loss (%)	6.47	7.62	9.80	11.83	13.73	15.50	17.16	17.95
85%	Yield (%)	10.14	10.15	10.17	10.23	7.11	(13.90)	(35.75)	(46.43)
	DM (bp)	603.1	605.7	609.7	608.5	293.0	(1,716.3)	(4,098.2)	(5,369.6)
	WAL (Yrs)	11.89	11.70	11.34	12.05	17.49	6.62	4.38	3.77
	Mod Dur (Yrs)	7.67	7.60	7.51	7.82	8.59	4.80	3.89	3.66
	First Payment Period	133	131	127	133	175	60	41	36
	Last Payment Period	152	150	145	156	360	101	64	54
	Bond Loss (%)	0.00	0.00	0.00	0.00	51.76	100.00	100.00	100.00
	Total Collateral Loss (%)	5.42	6.40	8.29	10.06	11.73	13.32	14.81	15.53
100%	Yield (%)	10.20	10.21	10.23	10.30	7.74	(15.79)	(38.10)	(48.77)
	DM (bp)	627.5	629.4	632.8	629.9	362.3	(1,913.5)	(4,371.9)	(5,659.9)
	WAL (Yrs)	10.16	10.02	9.78	10.57	14.64	6.29	4.22	3.65
	Mod Dur (Yrs)	6.98	6.93	6.86	7.23	8.18	4.72	3.85	3.63
	First Payment Period	114	112	110	116	144	56	39	35
	Last Payment Period	130	129	125	138	360	100	62	53
	Bond Loss (%)	0.00	0.00	0.00	0.00	36.75	100.00	100.00	100.00
	Total Collateral Loss (%)	4.63	5.48	7.13	8.70	10.19	11.61	12.97	13.62
115%	Yield (%)	10.27	10.28	10.29	10.37	8.08	(17.01)	(40.18)	(50.89)
	DM (bp)	652.3	654.5	656.4	652.1	405.3	(2,042.7)	(4,618.1)	(5,924.9)
	WAL (Yrs)	8.81	8.71	8.60	9.32	12.63	6.06	4.08	3.55
	Mod Dur (Yrs)	6.36	6.31	6.29	6.66	7.69	4.71	3.82	3.61
	First Payment Period	98	97	96	102	123	52	38	33
	Last Payment Period	113	112	110	122	359	102	61	52
	Bond Loss (%)	0.00	0.00	0.00	0.00	27.78	100.00	100.00	100.00
	Total Collateral Loss (%)	4.02	4.77	6.22	7.62	8.95	10.24	11.47	12.07
130%	Yield (%)	10.36	10.38	10.40	10.44	8.27	(16.75)	(41.92)	(52.76)
	DM (bp)	678.7	681.2	682.3	675.2	436.1	(2,023.8)	(4,826.9)	(6,163.0)
	WAL (Yrs)	7.73	7.65	7.65	8.28	11.09	6.01	3.97	3.46
	Mod Dur (Yrs)	5.80	5.77	5.79	6.14	7.20	4.88	3.80	3.60
	First Payment Period	86	85	85	90	108	49	36	32
	Last Payment Period	99	98	98	109	359	120	61	51
	Bond Loss (%)	0.00	0.00	0.00	0.00	22.16	100.00	100.00	100.00
	Total Collateral Loss (%)	3.53	4.19	5.49	6.74	7.95	9.11	10.24	10.79

Long Beach Mortgage Loan Trust 2003-3

Class M-4 (BBB-/Baa3/BBB-)
$14,850,000
Forward LIBORs + 200bp / To Maturity / Triggers Fail
60% Severity / 12 Months To Recovery
Price: 83.978147%

Percentage of Pricing Speed / CDR Percentage

Percentage of Pricing Speed		2.5% CDR	3.0% CDR	4.0% CDR	5.0% CDR	6.0% CDR	7.0% CDR	8.0% CDR	8.5% CDR
70%	Yield (%)	12.25	12.26	12.28	6.84	(15.42)	(40.83)	(62.85)	(71.52)
	DM (bp)	601.3	603.2	606.3	96.6	(2,049.4)	(4,878.1)	(7,671.0)	(8,876.2)
	WAL (Yrs)	14.26	13.99	13.48	25.20	5.60	3.65	2.81	2.57
	Mod Dur (Yrs)	7.42	7.36	7.31	6.88	4.00	3.30	3.04	2.99
	First Payment Period	160	157	151	273	50	33	27	25
	Last Payment Period	183	179	173	360	86	54	40	36
	Bond Loss (%)	0.00	0.00	0.00	89.70	100.00	100.00	100.00	100.00
	Total Collateral Loss (%)	6.51	7.66	9.85	11.89	13.78	15.56	17.22	18.01
85%	Yield (%)	12.33	12.34	12.36	6.68	(17.84)	(42.81)	(64.16)	(72.60)
	DM (bp)	623.5	625.1	627.2	73.5	(2,303.8)	(5,115.9)	(7,849.7)	(9,031.2)
	WAL (Yrs)	11.95	11.77	11.48	20.45	5.31	3.55	2.77	2.55
	Mod Dur (Yrs)	6.85	6.80	6.82	7.15	3.91	3.28	3.04	2.99
	First Payment Period	134	132	129	212	47	32	27	25
	Last Payment Period	153	151	146	360	83	53	39	35
	Bond Loss (%)	0.00	0.00	0.00	78.44	100.00	100.00	100.00	100.00
	Total Collateral Loss (%)	5.44	6.43	8.31	10.09	11.77	13.35	14.86	15.58
100%	Yield (%)	12.41	12.42	12.47	6.84	(19.79)	(44.41)	(65.20)	(73.45)
	DM (bp)	647.3	649.2	647.1	89.2	(2,511.2)	(5,310.2)	(7,991.1)	(9,153.4)
	WAL (Yrs)	10.20	10.07	10.39	16.86	5.09	3.47	2.74	2.52
	Mod Dur (Yrs)	6.30	6.26	6.48	7.15	3.86	3.26	3.03	2.99
	First Payment Period	114	113	116	171	44	32	26	25
	Last Payment Period	131	129	133	360	80	52	39	35
	Bond Loss (%)	0.00	0.00	0.00	67.16	100.00	100.00	100.00	100.00
	Total Collateral Loss (%)	4.64	5.50	7.15	8.72	10.21	11.63	12.99	13.65
115%	Yield (%)	12.49	12.50	12.55	7.21	(21.29)	(45.66)	(66.05)	(74.13)
	DM (bp)	671.8	673.9	666.3	129.3	(2,673.0)	(5,462.7)	(8,109.1)	(9,251.7)
	WAL (Yrs)	8.84	8.74	9.42	14.20	4.94	3.41	2.72	2.51
	Mod Dur (Yrs)	5.80	5.77	6.13	6.95	3.83	3.25	3.03	2.99
	First Payment Period	99	98	104	142	42	31	26	25
	Last Payment Period	113	112	122	359	80	52	39	35
	Bond Loss (%)	0.00	0.00	0.00	56.31	100.00	100.00	100.00	100.00
	Total Collateral Loss (%)	4.02	4.78	6.23	7.63	8.97	10.25	11.49	12.09
130%	Yield (%)	12.59	12.61	12.65	7.69	(22.06)	(46.51)	(66.66)	(74.66)
	DM (bp)	697.9	700.2	687.8	184.3	(2,758.3)	(5,567.7)	(8,193.0)	(9,330.2)
	WAL (Yrs)	7.75	7.67	8.53	12.16	4.85	3.37	2.70	2.49
	Mod Dur (Yrs)	5.34	5.32	5.78	6.64	3.84	3.25	3.04	2.99
	First Payment Period	86	86	93	120	40	30	26	24
	Last Payment Period	99	98	112	359	82	52	39	35
	Bond Loss (%)	0.00	0.00	0.00	46.26	100.00	100.00	100.00	100.00
	Total Collateral Loss (%)	3.53	4.20	5.50	6.75	7.96	9.12	10.25	10.80

Long Beach Mortgage Loan Trust 2003-3

Class M-4 (BBB-/Baa3/BBB-)

$14,850,000

Forward LIBORs / To Maturity / Triggers Fail
60% Severity / 12 MTR / 0% P&I Advancing
Price: 83.978147%

Percentage of Pricing Speed		CDR Percentage										
		4.0% CDR	4.1% CDR	4.2% CDR	4.3% CDR	4.4% CDR	4.5% CDR	4.6% CDR	4.7% CDR	4.8% CDR	4.9% CDR	5.0% CDR
70%	Yield (%)	10.11	10.11	10.13	10.14	10.16	10.17	10.19	10.23	9.79	9.59	8.79
	DM (bp)	585.9	585.7	586.1	585.6	585.8	585.1	584.1	583.4	542.8	518.4	444.4
	WAL (Yrs)	13.65	13.77	13.93	14.14	14.39	14.74	15.17	15.80	16.76	18.80	19.69
	Mod Dur (Yrs)	8.35	8.39	8.45	8.52	8.60	8.72	8.87	9.13	9.07	9.37	9.23
	First Payment Period	154	155	156	158	160	163	166	170	176	185	197
	Last Payment Period	174	176	178	182	186	192	200	213	236	360	360
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	10.28	33.23
	Total Collateral Loss (%)	9.81	10.01	10.22	10.43	10.63	10.84	11.04	11.24	11.44	11.64	11.83
85%	Yield (%)	10.19	10.19	10.20	10.21	10.23	10.24	10.26	10.29	10.30	9.81	9.49
	DM (bp)	608.0	607.6	607.1	606.4	606.6	605.7	604.4	603.6	598.8	552.7	518.9
	WAL (Yrs)	11.69	11.79	11.93	12.09	12.30	12.54	12.87	13.33	13.91	14.84	16.20
	Mod Dur (Yrs)	7.67	7.71	7.76	7.83	7.91	8.01	8.14	8.33	8.64	8.57	8.80
	First Payment Period	131	132	133	134	136	138	140	144	148	152	158
	Last Payment Period	149	151	153	156	160	164	170	179	193	221	360
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	10.89
	Total Collateral Loss (%)	8.29	8.47	8.65	8.83	9.01	9.19	9.36	9.54	9.71	9.89	10.06
100%	Yield (%)	10.25	10.26	10.26	10.28	10.29	10.31	10.32	10.34	10.37	10.38	9.82
	DM (bp)	630.2	629.6	628.9	629.1	628.0	626.7	625.3	623.7	622.8	618.3	566.3
	WAL (Yrs)	10.16	10.25	10.36	10.50	10.69	10.89	11.13	11.41	11.76	12.20	12.87
	Mod Dur (Yrs)	7.04	7.08	7.13	7.19	7.27	7.37	7.47	7.60	7.77	8.05	7.98
	First Payment Period	113	114	115	116	118	119	121	123	125	128	131
	Last Payment Period	130	132	134	136	139	143	147	153	161	172	193
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
	Total Collateral Loss (%)	7.13	7.29	7.45	7.61	7.77	7.92	8.08	8.23	8.39	8.54	8.70
115%	Yield (%)	10.31	10.33	10.34	10.35	10.36	10.36	10.37	10.40	10.41	10.43	10.46
	DM (bp)	653.0	653.5	652.4	651.3	650.1	648.9	647.4	647.1	645.1	642.7	638.8
	WAL (Yrs)	8.93	9.03	9.14	9.25	9.38	9.52	9.69	9.88	10.11	10.40	10.79
	Mod Dur (Yrs)	6.46	6.51	6.57	6.63	6.69	6.76	6.84	6.94	7.06	7.21	7.48
	First Payment Period	99	100	101	102	103	104	105	107	108	110	113
	Last Payment Period	115	116	118	120	123	125	128	132	137	144	154
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
	Total Collateral Loss (%)	6.22	6.36	6.50	6.65	6.79	6.93	7.06	7.20	7.34	7.48	7.62
130%	Yield (%)	10.41	10.41	10.42	10.42	10.43	10.43	10.45	10.46	10.47	10.48	10.50
	DM (bp)	677.9	676.9	675.9	674.7	673.5	672.0	672.0	670.1	667.8	665.1	661.5
	WAL (Yrs)	7.95	8.03	8.11	8.19	8.29	8.40	8.53	8.69	8.88	9.11	9.42
	Mod Dur (Yrs)	5.96	6.00	6.04	6.09	6.14	6.20	6.27	6.36	6.46	6.59	6.77
	First Payment Period	88	89	89	90	91	92	93	94	95	97	99
	Last Payment Period	103	104	105	107	108	111	113	116	120	125	133
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
	Total Collateral Loss (%)	5.49	5.62	5.74	5.87	5.99	6.12	6.24	6.37	6.49	6.62	6.74

Long Beach Mortgage Loan Trust 2003-3

Class M-4 (BBB-/Baa3/BBB-)
$14,850,000
Forward LIBORs + 200bp / To Maturity / Triggers Fall
60% Severity / 12 MTR / 0% P&I Advancing
Price: 83.978147%

Percentage of Pricing Speed		CDR Percentage										
		4.0% CDR	4.1% CDR	4.2% CDR	4.3% CDR	4.4% CDR	4.5% CDR	4.6% CDR	4.7% CDR	4.8% CDR	4.9% CDR	5.0% CDR
70%	Yield (%)	11.79	11.18	9.79	7.87	4.91	2.64	0.50	(1.63)	(3.84)	(6.19)	(8.65)
	DM (bp)	546.5	486.6	360.6	188.9	(63.3)	(269.0)	(468.0)	(670.2)	(884.2)	(1,113.7)	(1,358.7)
	WAL (Yrs)	17.03	20.14	21.85	24.40	11.70	10.14	9.13	8.35	7.69	7.12	6.63
	Mod Dur (Yrs)	7.92	8.05	7.71	7.17	5.93	5.45	5.14	4.90	4.70	4.51	4.34
	First Payment Period	181	201	224	261	100	90	82	75	69	64	60
	Last Payment Period	234	360	360	360	229	166	143	128	117	109	101
	Bond Loss (%)	0.00	25.97	57.53	83.06	100.00	100.00	100.00	100.00	100.00	100.00	100.00
	Total Collateral Loss (%)	9.85	10.06	10.27	10.48	10.68	10.89	11.09	11.29	11.49	11.69	11.89
85%	Yield (%)	11.76	10.95	9.63	7.99	5.77	1.91	(0.81)	(3.24)	(5.62)	(8.03)	(10.48)
	DM (bp)	550.0	471.5	348.4	196.5	(9.1)	(344.1)	(595.9)	(828.1)	(1,059.4)	(1,297.5)	(1,543.6)
	WAL (Yrs)	15.37	17.33	18.41	19.78	22.06	9.82	8.64	7.86	7.25	6.74	6.30
	Mod Dur (Yrs)	7.63	7.71	7.55	7.33	6.92	5.52	5.07	4.79	4.58	4.41	4.26
	First Payment Period	158	171	185	202	232	81	74	68	64	60	56
	Last Payment Period	226	360	360	360	360	210	149	128	115	105	98
	Bond Loss (%)	0.00	24.96	48.65	68.54	86.52	100.00	100.00	100.00	100.00	100.00	100.00
	Total Collateral Loss (%)	8.31	8.50	8.68	8.86	9.04	9.22	9.39	9.57	9.75	9.92	10.09
100%	Yield (%)	11.75	10.94	9.74	8.32	6.57	4.29	0.40	(3.85)	(6.67)	(9.35)	(11.91)
	DM (bp)	557.6	478.5	364.5	230.3	62.6	(154.1)	(511.3)	(892.1)	(1,166.1)	(1,431.5)	(1,690.8)
	WAL (Yrs)	13.55	14.88	15.56	16.35	17.41	19.05	23.91	7.68	7.01	6.49	6.07
	Mod Dur (Yrs)	7.25	7.36	7.30	7.23	7.14	6.93	6.03	4.85	4.56	4.36	4.20
	First Payment Period	137	145	154	164	177	197	261	64	59	56	53
	Last Payment Period	209	360	360	360	360	360	360	144	120	106	97
	Bond Loss (%)	0.00	19.90	38.78	55.19	70.61	84.71	98.08	100.00	100.00	100.00	100.00
	Total Collateral Loss (%)	7.15	7.31	7.47	7.63	7.78	7.94	8.10	8.25	8.41	8.56	8.72
115%	Yield (%)	11.76	11.14	10.01	8.76	7.33	5.64	3.53	0.55	(5.82)	(9.50)	(12.50)
	DM (bp)	570.2	507.0	399.2	279.1	140.8	(23.5)	(229.0)	(518.3)	(1,093.8)	(1,452.0)	(1,753.9)
	WAL (Yrs)	11.77	12.85	13.32	13.81	14.39	15.12	16.16	18.04	7.15	6.44	5.97
	Mod Dur (Yrs)	6.80	6.97	6.97	6.97	6.97	6.97	6.93	6.74	4.88	4.45	4.23
	First Payment Period	119	125	130	136	143	153	165	188	56	53	50
	Last Payment Period	180	359	359	359	359	359	359	359	169	119	103
	Bond Loss (%)	0.00	12.95	29.31	43.31	56.25	68.47	80.14	91.36	100.00	100.00	100.00
	Total Collateral Loss (%)	6.23	6.38	6.52	6.66	6.80	6.94	7.08	7.22	7.35	7.49	7.63
130%	Yield (%)	11.78	11.48	10.45	9.33	8.09	6.69	5.09	3.15	0.73	(2.86)	(10.94)
	DM (bp)	586.8	551.0	452.1	343.4	222.5	86.2	(70.9)	(263.4)	(503.5)	(859.8)	(1,606.9)
	WAL (Yrs)	10.23	11.19	11.52	11.85	12.21	12.63	13.14	13.83	14.81	16.73	6.13
	Mod Dur (Yrs)	6.33	6.57	6.59	6.62	6.66	6.70	6.75	6.80	6.83	6.70	4.54
	First Payment Period	104	108	112	116	120	125	132	140	152	175	48
	Last Payment Period	153	359	359	359	359	359	359	359	359	359	139
	Bond Loss (%)	0.00	5.39	19.96	32.28	43.65	54.40	64.72	74.92	84.60	94.02	100.00
	Total Collateral Loss (%)	5.50	5.62	5.75	5.88	6.00	6.13	6.25	6.38	6.50	6.63	6.75

Long Beach Mortgage Loan Trust 2003-3

Class M-4 (BBB-/Baa3/BBB-)

$14,850,000

Forward LIBORs / To Maturity / Triggers Fail
60% Severity / 12 MTR / 0% P&I Advancing
Price: 83.978147%

Percentage of Pricing Speed		CDR Percentage										
		4.0% CDR	4.1% CDR	4.2% CDR	4.3% CDR	4.4% CDR	4.5% CDR	4.6% CDR	4.7% CDR	4.8% CDR	4.9% CDR	5.0% CDR
70%	Yield (%)	10.11	10.11	10.13	10.14	10.16	10.17	10.19	10.23	9.79	9.59	8.79
	DM (bp)	585.9	585.7	586.1	585.6	585.8	585.1	584.1	583.4	542.8	518.4	444.4
	WAL (Yrs)	13.65	13.77	13.93	14.14	14.39	14.74	15.17	15.80	16.76	18.80	19.69
	Mod Dur (Yrs)	8.35	8.39	8.45	8.52	8.60	8.72	8.87	9.13	9.07	9.37	9.23
	First Payment Period	154	155	156	158	160	163	166	170	176	185	197
	Last Payment Period	174	176	178	182	186	192	200	213	236	360	360
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	10.28	33.23
	Total Collateral Loss (%)	9.81	10.01	10.22	10.43	10.63	10.84	11.04	11.24	11.44	11.64	11.83
85%	Yield (%)	10.19	10.19	10.20	10.21	10.23	10.24	10.26	10.29	10.30	9.81	9.49
	DM (bp)	608.0	607.6	607.1	606.4	606.6	605.7	604.4	603.6	598.8	552.7	518.9
	WAL (Yrs)	11.69	11.79	11.93	12.09	12.30	12.54	12.87	13.33	13.91	14.84	16.20
	Mod Dur (Yrs)	7.67	7.71	7.76	7.83	7.91	8.01	8.14	8.33	8.64	8.57	8.80
	First Payment Period	131	132	133	134	136	138	140	144	148	152	158
	Last Payment Period	149	151	153	156	160	164	170	179	193	221	360
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	10.89
	Total Collateral Loss (%)	8.29	8.47	8.65	8.83	9.01	9.19	9.36	9.54	9.71	9.89	10.06
100%	Yield (%)	10.25	10.26	10.26	10.28	10.29	10.31	10.32	10.34	10.37	10.38	9.82
	DM (bp)	630.2	629.6	628.9	629.1	628.0	626.7	625.3	623.7	622.8	618.3	566.3
	WAL (Yrs)	10.16	10.25	10.36	10.50	10.69	10.89	11.13	11.41	11.76	12.20	12.87
	Mod Dur (Yrs)	7.04	7.08	7.13	7.19	7.27	7.37	7.47	7.60	7.77	8.05	7.98
	First Payment Period	113	114	115	116	118	119	121	123	125	128	131
	Last Payment Period	130	132	134	136	139	143	147	153	161	172	193
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
	Total Collateral Loss (%)	7.13	7.29	7.45	7.61	7.77	7.92	8.08	8.23	8.39	8.54	8.70
115%	Yield (%)	10.31	10.33	10.34	10.35	10.36	10.36	10.37	10.40	10.41	10.43	10.46
	DM (bp)	653.0	653.5	652.4	651.3	650.1	648.9	647.4	647.1	645.1	642.7	638.8
	WAL (Yrs)	8.93	9.03	9.14	9.25	9.38	9.52	9.69	9.88	10.11	10.40	10.79
	Mod Dur (Yrs)	6.46	6.51	6.57	6.63	6.69	6.76	6.84	6.94	7.06	7.21	7.48
	First Payment Period	99	100	101	102	103	104	105	107	108	110	113
	Last Payment Period	115	116	118	120	123	125	128	132	137	144	154
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
	Total Collateral Loss (%)	6.22	6.36	6.50	6.65	6.79	6.93	7.06	7.20	7.34	7.48	7.62
130%	Yield (%)	10.41	10.41	10.42	10.42	10.43	10.43	10.45	10.46	10.47	10.48	10.50
	DM (bp)	677.9	676.9	675.9	674.7	673.5	672.0	672.0	670.1	667.8	665.1	661.5
	WAL (Yrs)	7.95	8.03	8.11	8.19	8.29	8.40	8.53	8.69	8.88	9.11	9.42
	Mod Dur (Yrs)	5.96	6.00	6.04	6.09	6.14	6.20	6.27	6.36	6.46	6.59	6.77
	First Payment Period	88	89	89	90	91	92	93	94	95	97	99
	Last Payment Period	103	104	105	107	108	111	113	116	120	125	133
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
	Total Collateral Loss (%)	5.49	5.62	5.74	5.87	5.99	6.12	6.24	6.37	6.49	6.62	6.74

Long Beach Mortgage Loan Trust 2003-3

Class M-4 (BBB-/Baa3/BBB-)
$14,850,000

Forward LIBORs + 200bp / To Maturity / Triggers Fail
60% Severity / 12 MTR / 0% P&I Advancing
Price: 83.978147%

Percentage of Pricing Speed		CDR Percentage										
		4.0% CDR	4.1% CDR	4.2% CDR	4.3% CDR	4.4% CDR	4.5% CDR	4.6% CDR	4.7% CDR	4.8% CDR	4.9% CDR	5.0% CDR
70%	Yield (%)	11.79	11.18	9.79	7.87	4.91	2.64	0.50	(1.63)	(3.84)	(6.19)	(8.65)
	DM (bp)	546.5	486.6	360.6	188.9	(63.3)	(269.0)	(468.0)	(670.2)	(884.2)	(1,113.7)	(1,358.7)
	WAL (Yrs)	17.03	20.14	21.85	24.40	11.70	10.14	9.13	8.35	7.69	7.12	6.63
	Mod Dur (Yrs)	7.92	8.05	7.71	7.17	5.93	5.45	5.14	4.90	4.70	4.51	4.34
	First Payment Period	181	201	224	261	100	90	82	75	69	64	60
	Last Payment Period	234	360	360	360	229	166	143	128	117	109	101
	Bond Loss (%)	0.00	25.97	57.53	83.06	100.00	100.00	100.00	100.00	100.00	100.00	100.00
	Total Collateral Loss (%)	9.85	10.06	10.27	10.48	10.68	10.89	11.09	11.29	11.49	11.69	11.89
85%	Yield (%)	11.76	10.95	9.63	7.99	5.77	1.91	(0.81)	(3.24)	(5.62)	(8.03)	(10.48)
	DM (bp)	550.0	471.5	348.4	196.5	(9.1)	(344.1)	(595.9)	(828.1)	(1,059.4)	(1,297.5)	(1,543.6)
	WAL (Yrs)	15.37	17.33	18.41	19.78	22.06	9.82	8.64	7.86	7.25	6.74	6.30
	Mod Dur (Yrs)	7.63	7.71	7.55	7.33	6.92	5.52	5.07	4.79	4.58	4.41	4.26
	First Payment Period	158	171	185	202	232	81	74	68	64	60	56
	Last Payment Period	226	360	360	360	360	210	149	128	115	105	98
	Bond Loss (%)	0.00	24.96	48.65	68.54	86.52	100.00	100.00	100.00	100.00	100.00	100.00
	Total Collateral Loss (%)	8.31	8.50	8.68	8.86	9.04	9.22	9.39	9.57	9.75	9.92	10.09
100%	Yield (%)	11.75	10.94	9.74	8.32	6.57	4.29	0.40	(3.85)	(6.67)	(9.35)	(11.91)
	DM (bp)	557.6	478.5	364.5	230.3	62.6	(154.1)	(511.3)	(892.1)	(1,166.1)	(1,431.5)	(1,690.8)
	WAL (Yrs)	13.55	14.88	15.56	16.35	17.41	19.05	23.91	7.68	7.01	6.49	6.07
	Mod Dur (Yrs)	7.25	7.36	7.30	7.23	7.14	6.93	6.03	4.85	4.56	4.36	4.20
	First Payment Period	137	145	154	164	177	197	261	64	59	56	53
	Last Payment Period	209	360	360	360	360	360	360	144	120	106	97
	Bond Loss (%)	0.00	19.90	38.78	55.19	70.61	84.71	98.08	100.00	100.00	100.00	100.00
	Total Collateral Loss (%)	7.15	7.31	7.47	7.63	7.78	7.94	8.10	8.25	8.41	8.56	8.72
115%	Yield (%)	11.76	11.14	10.01	8.76	7.33	5.64	3.53	0.55	(5.82)	(9.50)	(12.50)
	DM (bp)	570.2	507.0	399.2	279.1	140.8	(23.5)	(229.0)	(518.3)	(1,093.8)	(1,452.0)	(1,753.9)
	WAL (Yrs)	11.77	12.85	13.32	13.81	14.39	15.12	16.16	18.04	7.15	6.44	5.97
	Mod Dur (Yrs)	6.80	6.97	6.97	6.97	6.97	6.97	6.93	6.74	4.88	4.45	4.23
	First Payment Period	119	125	130	136	143	153	165	188	56	53	50
	Last Payment Period	180	359	359	359	359	359	359	359	169	119	103
	Bond Loss (%)	0.00	12.95	29.31	43.31	56.25	68.47	80.14	91.36	100.00	100.00	100.00
	Total Collateral Loss (%)	6.23	6.38	6.52	6.66	6.80	6.94	7.08	7.22	7.35	7.49	7.63
130%	Yield (%)	11.78	11.48	10.45	9.33	8.09	6.69	5.09	3.15	0.73	(2.86)	(10.94)
	DM (bp)	586.8	551.0	452.1	343.4	222.5	86.2	(70.9)	(263.4)	(503.5)	(859.8)	(1,606.9)
	WAL (Yrs)	10.23	11.19	11.52	11.85	12.21	12.63	13.14	13.83	14.81	16.73	6.13
	Mod Dur (Yrs)	6.33	6.57	6.59	6.62	6.66	6.70	6.75	6.80	6.83	6.70	4.54
	First Payment Period	104	108	112	116	120	125	132	140	152	175	48
	Last Payment Period	153	359	359	359	359	359	359	359	359	359	139
	Bond Loss (%)	0.00	5.39	19.96	32.28	43.65	54.40	64.72	74.92	84.60	94.02	100.00
	Total Collateral Loss (%)	5.50	5.62	5.75	5.88	6.00	6.13	6.25	6.38	6.50	6.63	6.75

Long Beach Mortgage Loan Trust 2003-3

Class M-4 (BBB-/Baa3/BBB-)
$14,850,000

Forward LIBORs / To Maturity / Triggers Fail
45% Severity / 12 Months To Recovery / Fitch Loss Curve
Price: 83.978147%

Percentage of Pricing Speed		4.0% Cum Loss	4.5% Cum Loss	5.0% Cum Loss	5.5% Cum Loss	6.0% Cum Loss	6.5% Cum Loss	7.0% Cum Loss	7.5% Cum Loss	8.0% Cum Loss
70%	Yield (%)	10.09	10.09	10.10	10.11	10.13	10.15	10.21	10.29	9.23
	DM (bp)	580.0	581.0	582.7	584.6	586.3	587.4	586.9	584.6	476.0
	WAL (Yrs)	14.64	14.51	14.36	14.22	14.06	14.07	15.00	16.69	18.57
	Mod Dur (Yrs)	8.56	8.52	8.48	8.43	8.41	8.49	8.81	9.45	9.94
	First Payment Period	164	162	160	158	156	159	167	181	198
	Last Payment Period	188	187	185	183	182	180	193	222	254
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	17.10
	Total Collateral Loss (%)	4.00	4.50	5.00	5.50	6.00	6.50	7.00	7.50	8.00
85%	Yield (%)	10.19	10.20	10.23	10.29	10.34	9.76	7.87	4.89	(0.17)
	DM (bp)	608.0	609.2	609.8	609.2	606.2	543.2	354.7	58.4	(452.6)
	WAL (Yrs)	11.88	11.73	11.97	12.60	13.63	16.07	17.62	18.86	21.04
	Mod Dur (Yrs)	7.67	7.66	7.78	8.04	8.46	8.88	9.30	9.70	10.50
	First Payment Period	132	130	134	140	148	162	176	195	234
	Last Payment Period	153	152	153	163	181	244	283	279	274
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00	27.54	57.93	87.65
	Total Collateral Loss (%)	4.00	4.50	5.00	5.50	6.00	6.50	7.00	7.50	8.00
100%	Yield (%)	10.29	10.33	10.38	9.77	8.18	5.21	0.52	(15.24)	(17.67)
	DM (bp)	631.1	629.4	626.0	559.6	397.4	103.8	(366.5)	(1,849.4)	(2,101.9)
	WAL (Yrs)	10.37	10.83	11.58	13.12	15.18	16.41	18.86	6.46	6.12
	Mod Dur (Yrs)	7.14	7.35	7.70	8.06	8.55	8.83	9.30	4.60	4.46
	First Payment Period	115	119	125	133	145	160	192	69	66
	Last Payment Period	133	141	155	194	360	353	338	88	81
	Bond Loss (%)	0.00	0.00	0.00	0.00	21.08	51.13	80.48	100.00	100.00
	Total Collateral Loss (%)	4.00	4.50	5.00	5.50	6.00	6.50	7.00	7.50	8.00
115%	Yield (%)	10.37	10.43	9.75	7.14	3.56	(2.87)	(16.30)	(18.60)	(20.62)
	DM (bp)	648.4	643.5	565.9	309.9	(45.1)	(693.7)	(1,958.7)	(2,198.7)	(2,413.6)
	WAL (Yrs)	9.56	10.27	12.20	13.12	14.36	17.61	6.29	5.99	5.74
	Mod Dur (Yrs)	6.79	7.16	7.70	7.91	8.18	8.59	4.53	4.41	4.31
	First Payment Period	103	108	115	124	139	179	67	64	62
	Last Payment Period	127	142	241	360	360	360	85	79	75
	Bond Loss (%)	0.00	0.00	0.00	30.49	60.13	89.51	100.00	100.00	100.00
	Total Collateral Loss (%)	4.00	4.50	5.00	5.50	6.00	6.50	7.00	7.50	8.00
130%	Yield (%)	10.45	9.78	7.07	3.13	(3.40)	(16.51)	(18.91)	(21.01)	(22.95)
	DM (bp)	666.9	589.0	320.8	(69.5)	(728.5)	(1,980.7)	(2,232.0)	(2,454.3)	(2,663.2)
	WAL (Yrs)	8.78	10.10	10.97	11.94	14.48	6.25	5.94	5.69	5.48
	Mod Dur (Yrs)	6.44	6.90	7.15	7.38	7.69	4.52	4.39	4.29	4.21
	First Payment Period	92	96	102	114	144	66	63	61	59
	Last Payment Period	123	183	359	359	359	85	78	74	71
	Bond Loss (%)	0.00	0.00	28.69	58.89	87.98	100.00	100.00	100.00	100.00
	Total Collateral Loss (%)	4.00	4.50	5.00	5.50	6.00	6.50	7.00	7.46	7.82

Long Beach Mortgage Company

Series 2003-3

'NON FANNIEMAE'; ORIGINAL LTV > 80
1,621 records
Balance: 334,826,430

Deutsche Bank @

Current Balance	Current Principal Balance	% by Current Principal Balance	Number of Loans	Average Current Balance	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average FICO Score	Weighted Average DTI
0.01 - 25,000.00	22,939.29	0.01	1	22,939.29	85.00	84.96	500.0	25.00
25,000.01 - 50,000.00	1,991,003.36	0.59	49	40,632.72	85.83	85.72	552.7	35.45
50,000.01 - 75,000.00	12,402,999.87	3.70	195	63,605.13	85.69	85.59	530.2	40.80
75,000.01 - 100,000.00	15,626,840.81	4.67	181	86,336.14	86.04	85.95	535.6	42.94
100,000.01 - 125,000.00	19,463,787.20	5.81	173	112,507.44	86.71	86.60	534.0	43.08
125,000.01 - 150,000.00	19,067,449.19	5.69	138	138,169.92	87.19	87.10	536.4	43.84
150,000.01 - 175,000.00	20,757,969.35	6.20	129	160,914.49	87.51	87.37	556.7	39.52
175,000.01 - 200,000.00	20,403,014.88	6.09	109	187,183.62	87.03	86.92	557.9	43.40
200,000.01 - 225,000.00	22,329,704.16	6.67	105	212,663.85	87.16	87.02	559.2	43.93
225,000.01 - 250,000.00	15,214,986.54	4.54	64	237,734.16	86.66	86.53	551.4	42.40
250,000.01 - 275,000.00	15,419,726.79	4.61	59	261,351.30	87.95	87.80	591.9	40.79
275,000.01 - 300,000.00	15,785,659.67	4.71	55	287,011.99	86.73	86.60	582.6	43.40
300,000.01 - 325,000.00	15,011,112.74	4.48	48	312,731.52	87.20	87.05	595.3	41.84
325,000.01 - 350,000.00	14,122,288.68	4.22	42	336,244.97	88.88	88.72	640.2	41.78
350,000.01 - 375,000.00	16,279,419.39	4.86	45	361,764.88	87.67	87.54	627.3	40.82
375,000.01 - 400,000.00	15,823,642.06	4.73	41	385,942.49	88.54	88.41	620.8	40.67
400,000.01 - 425,000.00	15,790,112.37	4.72	38	415,529.27	86.84	86.69	624.3	39.83
425,000.01 - 450,000.00	11,471,313.94	3.43	26	441,204.38	86.54	86.40	638.3	41.14
450,000.01 - 475,000.00	6,475,080.78	1.93	14	462,505.77	87.30	87.13	630.0	43.65
475,000.01 - 500,000.00	13,232,501.47	3.95	27	490,092.65	86.44	86.27	641.9	41.57
500,000.01 - 525,000.00	4,578,560.33	1.37	9	508,728.93	88.27	88.06	639.3	36.73
525,000.01 - 550,000.00	13,390,182.47	4.00	25	535,607.30	87.35	87.22	607.9	42.14
550,000.01 - 575,000.00	6,716,182.54	2.01	12	559,681.88	85.95	85.80	613.1	40.75
575,000.01 - 600,000.00	4,699,284.35	1.40	8	587,410.54	87.51	87.37	593.8	38.94
600,000.01 - 625,000.00	4,927,099.34	1.47	8	615,887.42	86.85	86.74	612.6	40.58
625,000.01 - 650,000.00	3,800,408.19	1.14	6	633,401.37	86.53	86.35	610.5	41.38
650,000.01 - 675,000.00	3,305,414.32	0.99	5	661,082.86	86.68	86.55	567.3	50.20
675,000.01 - 700,000.00	2,069,234.68	0.62	3	689,744.89	84.61	84.50	604.1	46.65
700,000.01 - 725,000.00	2,132,742.46	0.64	3	710,914.15	85.73	85.59	583.7	42.96
725,000.01 - 750,000.00	746,794.18	0.22	1	746,794.18	85.00	84.86	684.0	42.00
775,000.01 - 800,000.00	780,881.39	0.23	1	780,881.39	85.00	84.88	570.0	44.00
975,000.01 - 1,000,000.00	988,093.08	0.30	1	988,093.08	90.00	89.83	602.0	21.00
Total:	334,826,429.87	100.00	1,621	206,555.48	87.09	86.96	585.0	41.86

Long Beach Mortgage Loan Trust 2003-3
Class M-4B / $5,850,000
To Call / Months 1-12: 100% Pring Speed

	Months	100%	90%	80%	70%	60%	50%
Given : Price	**13-End**	**Pricing**	**Pricing**	**Pricing**	**Pricing**	**Pricing**	**Pricing**
82-29+	**Yield**	10.606	10.148	9.793	9.432	9.082	8.745
83-01+	**Yield**	10.568	10.113	9.761	9.403	9.056	8.722
83-05+	**Yield**	10.530	10.079	9.730	9.375	9.031	8.699
83-09+	**Yield**	10.492	10.044	9.698	9.346	9.005	8.676
83-13+	**Yield**	10.453	10.010	9.667	9.318	8.980	8.654
83-17+	**Yield**	10.415	9.976	9.636	9.290	8.954	8.631
83-21+	**Yield**	10.377	9.942	9.605	9.261	8.929	8.609
83-25+	**Yield**	10.339	9.908	9.573	9.233	8.904	8.586
83-29+	**Yield**	10.302	9.873	9.542	9.205	8.879	8.564
84-01+	**Yield**	10.264	9.839	9.511	9.177	8.854	8.542
84-05+	**Yield**	10.226	9.806	9.480	9.149	8.828	8.519
84-09+	**Yield**	10.189	9.772	9.449	9.121	8.803	8.497
84-13+	**Yield**	10.151	9.738	9.418	9.093	8.778	8.475
84-17+	**Yield**	10.114	9.704	9.388	9.065	8.753	8.453
84-21+	**Yield**	10.076	9.670	9.357	9.038	8.729	8.431
84-25+	**Yield**	10.039	9.637	9.326	9.010	8.704	8.408
84-29+	**Yield**	10.002	9.603	9.296	8.982	8.679	8.386
85-01+	**Yield**	9.964	9.570	9.265	8.955	8.654	8.364
85-05+	**Yield**	9.927	9.537	9.234	8.927	8.630	8.342
85-09+	**Yield**	9.890	9.503	9.204	8.900	8.605	8.321
85-13+	**Yield**	9.853	9.470	9.174	8.872	8.580	8.299
85-17+	**Yield**	9.817	9.437	9.143	8.845	8.556	8.277
85-21+	**Yield**	9.780	9.404	9.113	8.818	8.531	8.255
85-25+	**Yield**	9.743	9.371	9.083	8.790	8.507	8.233
85-29+	**Yield**	9.706	9.338	9.053	8.763	8.482	8.212
86-01+	**Yield**	9.670	9.305	9.023	8.736	8.458	8.190
86-05+	**Yield**	9.633	9.272	8.993	8.709	8.434	8.169
86-09+	**Yield**	9.597	9.239	8.963	8.682	8.410	8.147
86-13+	**Yield**	9.560	9.206	8.933	8.655	8.385	8.126
86-17+	**Yield**	9.524	9.174	8.903	8.628	8.361	8.104
86-21+	**Yield**	9.488	9.141	8.873	8.601	8.337	8.083
86-25+	**Yield**	9.452	9.108	8.843	8.574	8.313	8.061
86-29+	**Yield**	9.416	9.076	8.814	8.547	8.289	8.040
	Avg Life	5.01	5.72	6.42	7.30	8.44	9.94
	Modified Duration	3.95	4.39	4.81	5.32	5.94	6.68
	First Payment Prd	37	37	37	41	48	57
	Last Payment Prd	89	104	117	133	153	179

Long Beach Mortgage Loan Trust 2003-3
Class M-4
To Call

Given : Price	Fixed Loans / PPC	0%	50%	85%	115%	150%	175%
	Arm Loans / CPR	0%	15%	22%	27%	35%	40%
82.084704	Yield	6.265	7.663	8.730	9.526	10.430	10.839
	Discount Margin	487.5	623.4	726.6	803.4	890.2	929.4
82.147204	Yield	6.259	7.651	8.714	9.508	10.408	10.816
	Discount Margin	487.0	622.3	725.1	801.6	888.1	927.2
82.209704	Yield	6.254	7.640	8.699	9.489	10.386	10.792
	Discount Margin	486.4	621.2	723.6	799.8	886.0	924.9
82.272204	Yield	6.248	7.629	8.684	9.471	10.364	10.769
	Discount Margin	485.9	620.1	722.2	798.0	883.9	922.7
82.334704	Yield	6.242	7.618	8.668	9.452	10.342	10.745
	Discount Margin	485.3	619.0	720.7	796.2	881.8	920.4
82.397204	Yield	6.237	7.607	8.653	9.434	10.320	10.722
	Discount Margin	484.8	618.0	719.2	794.5	879.7	918.2
82.459704	Yield	6.231	7.596	8.638	9.415	10.298	10.698
	Discount Margin	484.2	616.9	717.7	792.7	877.6	915.9
82.522204	Yield	6.225	7.584	8.622	9.397	10.276	10.675
	Discount Margin	483.7	615.8	716.2	790.9	875.5	913.7
82.584704	Yield	6.220	7.573	8.607	9.378	10.255	10.651
	Discount Margin	483.1	614.7	714.8	789.1	873.4	911.4
82.647204	Yield	6.214	7.562	8.592	9.360	10.233	10.628
	Discount Margin	482.6	613.6	713.3	787.4	871.3	909.2
82.709704	Yield	6.209	7.551	8.576	9.341	10.211	10.604
	Discount Margin	482.0	612.6	711.8	785.6	869.2	906.9
82.772204	Yield	6.203	7.540	8.561	9.323	10.189	10.581
	Discount Margin	481.5	611.5	710.3	783.8	867.1	904.7
82.834704	Yield	6.197	7.529	8.546	9.305	10.167	10.558
	Discount Margin	480.9	610.4	708.8	782.1	865.0	902.4
82.897204	Yield	6.192	7.518	8.531	9.286	10.145	10.534
	Discount Margin	480.4	609.3	707.4	780.3	862.9	900.2
82.959704	Yield	6.186	7.507	8.515	9.268	10.124	10.511
	Discount Margin	479.8	608.3	705.9	778.5	860.8	898.0
83.022204	Yield	6.181	7.496	8.500	9.250	10.102	10.488
	Discount Margin	479.3	607.2	704.4	776.8	858.7	895.7
83.084704	Yield	6.175	7.485	8.485	9.231	10.080	10.464
	Discount Margin	478.7	606.1	703.0	775.0	856.6	893.5
83.147204	Yield	6.169	7.474	8.470	9.213	10.058	10.441
	Discount Margin	478.2	605.1	701.5	773.2	854.6	891.3
83.209704	Yield	6.164	7.463	8.455	9.195	10.037	10.418
	Discount Margin	477.6	604.0	700.0	771.5	852.5	889.1
83.272204	Yield	6.158	7.452	8.439	9.177	10.015	10.395
	Discount Margin	477.1	602.9	698.6	769.7	850.4	886.8
83.334704	Yield	6.153	7.441	8.424	9.158	9.993	10.371
	Discount Margin	476.6	601.9	697.1	768.0	848.3	884.6
83.397204	Yield	6.147	7.430	8.409	9.140	9.972	10.348
	Discount Margin	476.0	600.8	695.6	766.2	846.2	882.4
83.459704	Yield	6.142	7.419	8.394	9.122	9.950	10.325

	Discount Margin	475.5	599.7	694.2	764.5	844.2	880.2
83.522204	**Yield**	6.136	7.408	8.379	9.104	9.929	10.302
	Discount Margin	474.9	598.7	692.7	762.7	842.1	877.9
83.584704	**Yield**	6.130	7.397	8.364	9.086	9.907	10.279
	Discount Margin	474.4	597.6	691.3	761.0	840.0	875.7
83.647204	**Yield**	6.125	7.386	8.349	9.068	9.885	10.256
	Discount Margin	473.9	596.6	689.8	759.2	837.9	873.5
83.709704	**Yield**	6.119	7.375	8.334	9.050	9.864	10.233
	Discount Margin	473.3	595.5	688.4	757.5	835.9	871.3
83.772204	**Yield**	6.114	7.364	8.319	9.032	9.842	10.210
	Discount Margin	472.8	594.4	686.9	755.7	833.8	869.1
83.834704	**Yield**	6.108	7.353	8.304	9.013	9.821	10.187
	Discount Margin	472.2	593.4	685.5	754.0	831.7	866.9
83.897204	**Yield**	6.103	7.342	8.289	8.995	9.799	10.164
	Discount Margin	471.7	592.3	684.0	752.3	829.7	864.7
83.959704	**Yield**	6.097	7.332	8.274	8.977	9.778	10.141
	Discount Margin	471.2	591.3	682.6	750.5	827.6	862.5
84.022204	**Yield**	6.092	7.321	8.259	8.959	9.757	10.118
	Discount Margin	470.6	590.2	681.1	748.8	825.6	860.3
84.084704	**Yield**	6.086	7.310	8.244	8.941	9.735	10.095
	Discount Margin	470.1	589.2	679.7	747.0	823.5	858.1
	Avg Life	26.31	9.36	6.27	5.01	4.06	3.73
	Modified Duration	13.46	6.83	4.95	4.12	3.46	3.23
	First Payment Prd	265	53	37	37	38	38
	Last Payment Prd	344	169	114	89	67	57

200%
45%
11.218
965.6
11.192
963.2
11.167
960.8
11.142
958.4
11.117
956.1
11.092
953.7
11.068
951.3
11.043
948.9
11.018
946.5
10.993
944.1
10.968
941.8
10.943
939.4
10.918
937.0
10.894
934.6
10.869
932.3
10.844
929.9
10.819
927.5
10.795
925.2
10.770
922.8
10.745
920.4
10.721
918.1
10.696
915.7
10.671

913.4
10.647
911.0
10.622
908.7
10.598
906.3
10.573
904.0
10.549
901.6
10.524
899.3
10.500
896.9
10.476
894.6
10.451
892.3
10.427
889.9

3.48
3.04
38
49

		at pricing speed to call					at pricing speed to maturity					slow pricing speed to 75% of expected to maturity			
	Price	WAL	Mod Dur	Factor at 10 years	Effective Duration	Convexity	WAL	Mod Dur	Factor at 10 years	Effective Duration	Convexity	WAL	Mod Dur	Factor at 10 years	Duration at 10 years**
Class A	100%	2.55	2.48	0		0.12	2.78	2.68	3.4%		0.16	3.76	3.56	7.7%	3.32
Class M-1	100%	5.11	4.84	0		0.28	5.64	5.28	8.8%		0.36	7.34	6.71	20.1%	6.17
Class M-3	96.72%	5.03	4.33	0		0.24	5.40	4.57	5.4%		0.28	7.13	5.75	20.1%	5.47

**Assumes Bonds called in Mo 120

Long Beach Mortgage Loan Trust 2003-3

Class M-2 (A/A2/A)
$49,500,000
To Maturity
35% Severity / 6 Months To Recovery
Price: 100.00%

		Triggers Fail	Triggers Pass
75% Fid PPC	Yield (%)	5.11	5.15
	DM (bp)	186.6	190.0
	WAL (Yrs)	6.64	6.63
	Mod Dur (Yrs)	5.60	5.57
	First Payment Period	70	64
	Last Payment Period	90	144
	Bond Loss (%)	0.00	0.00
	Total Collateral Loss (%)	7.40	7.40
100% Fid PPC	Yield (%)	5.08	5.20
	DM (bp)	186.8	196.1
	WAL (Yrs)	4.96	5.87
	Mod Dur (Yrs)	4.36	5.03
	First Payment Period	52	58
	Last Payment Period	67	109
	Bond Loss (%)	0.00	0.00
	Total Collateral Loss (%)	5.75	5.75

Long Beach Mortgage Loan Trust 2003-3

Class M-3 (BBB/Baa2/BBB)
$31,500,000
Forward LIBORs / To Maturity / Triggers Fail
45% Severity / 12 Months To Recovery
Price: 96.719560 %

Percentage of Pricing Speed		CDR Percentage									
		4.0% CDR	5.0% CDR	6.0% CDR	7.0% CDR	8.0% CDR	9.0% CDR	10.0% CDR	11.0% CDR	12.0% CDR	13.0% CDR
70%	Yield (%)	8.13	8.10	8.12	8.23	8.08	7.40	4.35	(1.26)	(16.70)	(28.78)
	DM (bp)	411.1	412.5	415.7	421.2	396.7	321.3	23.6	(535.4)	(2,033.3)	(3,328.1)
	WAL (Yrs)	11.34	10.94	10.73	11.07	12.54	14.49	15.85	19.11	6.41	5.04
	Mod Dur (Yrs)	7.79	7.63	7.58	7.77	8.24	8.75	8.82	9.03	5.36	4.60
	First Payment Period	123	119	116	118	125	136	154	196	48	41
	Last Payment Period	150	145	142	150	192	360	360	360	122	87
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	19.07	56.65	88.83	100.00	100.00
	Total Collateral Loss (%)	7.35	8.88	10.30	11.62	12.87	14.04	15.13	16.17	17.14	18.07
85%	Yield (%)	7.99	7.95	7.99	8.10	7.92	7.67	4.96	0.74	(10.50)	(26.99)
	DM (bp)	418.1	418.5	422.2	427.3	400.9	360.5	95.1	(327.2)	(1,457.8)	(3,134.0)
	WAL (Yrs)	9.58	9.30	9.23	9.57	10.50	12.36	13.22	14.71	23.95	5.15
	Mod Dur (Yrs)	6.99	6.86	6.86	7.06	7.40	8.08	8.21	8.56	7.98	4.77
	First Payment Period	104	101	100	102	106	115	126	146	263	40
	Last Payment Period	127	123	123	130	156	360	360	360	359	94
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	9.27	43.18	72.86	99.60	100.00
	Total Collateral Loss (%)	6.21	7.54	8.80	9.99	11.11	12.18	13.19	14.15	15.07	15.94
100%	Yield (%)	7.84	7.82	7.87	7.99	7.77	7.89	5.49	1.91	(3.65)	(23.74)
	DM (bp)	424.2	425.6	429.0	434.6	405.7	397.4	160.1	(197.9)	(765.8)	(2,788.1)
	WAL (Yrs)	8.24	8.04	8.06	8.35	9.03	10.70	11.29	12.16	13.96	5.36
	Mod Dur (Yrs)	6.29	6.20	6.23	6.42	6.70	7.44	7.59	7.89	8.50	5.12
	First Payment Period	89	87	87	88	92	99	107	118	140	39
	Last Payment Period	109	106	107	114	132	359	359	359	359	114
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	1.41	31.96	59.13	84.24	100.00
	Total Collateral Loss (%)	5.35	6.52	7.64	8.71	9.73	10.70	11.63	12.52	13.38	14.20
115%	Yield (%)	7.70	7.71	7.74	7.86	7.65	7.79	6.00	2.78	(1.63)	(9.26)
	DM (bp)	430.0	432.6	434.8	440.7	411.2	407.3	225.1	(96.2)	(545.7)	(1,342.2)
	WAL (Yrs)	7.18	7.07	7.12	7.36	7.92	9.05	9.80	10.38	11.31	13.77
	Mod Dur (Yrs)	5.69	5.64	5.68	5.85	6.11	6.68	6.99	7.25	7.71	8.62
	First Payment Period	78	76	76	78	81	86	92	99	111	141
	Last Payment Period	95	93	95	100	115	163	359	359	359	359
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00	22.31	47.45	70.81	92.79
	Total Collateral Loss (%)	4.67	5.71	6.71	7.68	8.60	9.49	10.35	11.18	11.97	12.74
130%	Yield (%)	7.58	7.59	7.64	7.74	7.53	7.65	6.49	3.55	(0.28)	(5.55)
	DM (bp)	437.6	439.3	442.1	446.2	416.7	413.0	288.5	(4.3)	(391.7)	(938.3)
	WAL (Yrs)	6.33	6.27	6.35	6.55	7.03	7.82	8.62	9.02	9.60	10.62
	Mod Dur (Yrs)	5.17	5.15	5.20	5.34	5.60	6.04	6.43	6.65	7.00	7.60
	First Payment Period	68	68	68	69	72	76	80	85	93	106
	Last Payment Period	84	83	85	89	101	130	358	358	358	358
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00	14.21	37.20	58.89	79.35
	Total Collateral Loss (%)	4.12	5.05	5.96	6.83	7.68	8.49	9.28	10.05	10.79	11.51

Please calculate the CDR and CNL that the bond can sustain until it starts to lose principal, and provide the following output.

Please run cashflows to maturity with 100% advancing, triggers functional, a 12-month lag for newly originated loans, and use ACA's prepayment speed vectors seasoning adjusted for FRM and ARM loans (prepayment vectors apply to voluntary prepayments only – defaults are in addition to the prepayment curves).

I will also need the average spread net of all fees and IO, the collateral duration, and a zip code breakdown (please highlight northern and southern CA zip codes).

M-3

Interest Rate Stresses		Severity	WAL	CDR	Cum Net Loss	Principal Writedown (if any)
Flat Libor		40%	8.28	12.57%	12.29%	$1,772
Forward Libor		40%	8.58	10.75%	10.84%	$76,325
Forward +200		40%	8.94	8.87%	9.25%	$57,980
Severity Stresses						
Forward Libor		50%	8.93	8.46%	11.09%	$77,168
Forward Libor		70%	9.34	5.93%	11.38%	$3,142
Prepayment Stresses	**CPR**					
Forward Libor	15%	40%	15.30	9.62%	14.73%	$103,430
Forward Libor +100	40%	50%	7.20	8.30%	7.25%	$50,946
Forward Libor +100	50%	70%	5.69	6.42%	6.19%	$9,528

M-1

Interest Rate Stresses		Severity	WAL	CDR	Cum Net Loss	Principal Writedown (if any)
Flat Libor		40%	6.04	25.49%	20.54%	$45,806
Forward Libor		40%	6.23	23.34%	19.39%	$46,907
Forward +200		40%	6.52	20.83%	17.96%	$2,861
Severity Stresses						
Forward Libor		50%	6.79	17.67%	19.94%	$25,843
Forward Libor		70%	7.46	11.90%	20.60%	$88,352
Prepayment Stresses	**CPR**					
Forward Libor	15%	40%	9.99	19.46%	22.22%	$46,080
Forward Libor +100	40%	50%	5.15	22.07%	16.33%	$40,381
Forward Libor +100	50%	70%	4.33	17.73%	15.47%	$46,576

l"), was prepared solely by the Underwriter(s),
advisors for the purposes
) related to the securities
he risk and special considerations
in will be more fully described
rces the Underwriter(s) believe(s)
ts, predictions, or opinions
D AN OFFER TO SELL OR SOLICITATION
nking services from, any company

FIDELITY STANDARD ASSUMPTIONS - SINGLE A HOME EQUITIES

Default and Loss Assumptions:	1. Constant Default Rate of 6.9%
	2. Loss Severities: 35% loss severity on loan balance if no mortgage insurance 15% loss severity on lona balance if mortgage insurance (assuming MI to 60%)
	3. Timing: Defaults begin immediately in month 1 - losses occur 6 months following the default
	4. For deals with seasoning, assume current delinquencies default and incur losses in 3 months.
Prepayment Assumptions:	1. See next sheet for base case CPR vectors for fixed and adjustable rate mortgages
	2. Run scenarios at 75%PPC & 100% PPC
Interest Rates:	1. Assume LIBOR increases by 25.0 basis points per month for each of the next 12 months (300 basis p
Other Considerations:	1. The CPR ramp should be syncronized to match the seasoning of the pool.
	2. Run two scenarios - one assuming triggers pass; one assuming triggers fail

points during 1st year) - at the end of month 12, assume LIBOR remains flat thereafter at that level.

Month	Fixed Rate Mortgages CPRs Standard	Adjustable Rate Mortgages CPRs Standard
1	7.60%	8.80%
2	8.20%	10.00%
3	9.00%	11.30%
4	13.00%	15.20%
5	14.00%	17.50%
6	15.90%	19.70%
7	17.20%	21.50%
8	18.60%	23.40%
9	20.30%	25.60%
10	21.70%	27.80%
11	23.50%	30.80%
12	25.00%	33.40%
13	26.40%	35.50%
14	27.20%	36.40%
15	27.30%	36.10%
16	27.10%	35.50%
17	26.90%	34.90%
18	26.60%	34.90%
19	26.70%	35.10%
20	26.80%	36.00%
21	26.10%	37.20%
22	26.40%	39.60%
23	26.70%	41.90%
24	27.20%	45.20%
25	27.20%	46.60%
26	27.30%	46.90%
27	27.20%	45.30%
28	27.10%	43.10%
29	27.10%	41.50%
30	27.00%	39.90%
31	27.10%	38.70%
32	27.60%	38.00%
33	27.60%	38.10%
34	27.90%	37.90%
35	28.30%	38.60%
36	28.90%	39.40%
37	29.00%	39.60%
38	28.80%	39.40%
39	28.50%	39.10%

MONTH	CUM LOSSES
1	0.00%
2	0.00%
3	0.00%
4	0.00%
5	0.00%
6	0.00%
7	0.01%
8	0.02%
9	0.02%
10	0.04%
11	0.06%
12	0.08%
13	0.11%
14	0.14%
15	0.19%
16	0.24%
17	0.31%
18	0.39%
19	0.48%
20	0.57%
21	0.67%
22	0.78%
23	0.89%
24	1.02%
25	1.15%
26	1.28%
27	1.44%
28	1.60%
29	1.73%
30	1.80%
31	1.95%
32	1.97%
33	1.89%
34	2.00%
35	2.14%
36	2.27%
37	2.42%
38	2.56%
39	2.68%
40	2.80%
41	2.91%
42	3.02%
43	3.14%
44	3.26%
45	3.37%
46	3.46%
47	3.56%
48	3.65%
49	3.74%
50	3.83%

51	3.93%
52	4.01%
53	4.11%
54	4.21%
55	4.27%
56	4.38%
57	4.22%
58	4.29%
59	4.36%
60	4.42%
61	4.50%
62	4.60%
63	4.60%
64	4.69%
65	4.67%
66	4.79%
67	4.92%
68	4.35%
69	4.41%
70	4.45%
71	4.50%
72	4.53%
73	4.56%
74	4.57%
75	4.47%
76	4.53%
77	4.72%
78	4.61%
79	4.58%
80	4.47%
81	4.41%
82	4.38%
83	4.48%
84	4.49%
85	4.54%
86	4.60%
87	4.66%
88	4.79%
89	5.07%
90	5.21%

CSFB - HEAT INDEX: ADJUSTABLE RATE MORTGAGES - CUMULATIVE LOSSES

1
2
3
4

5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42
43
44
45
46
47
48
49
50
51
52
53
54
55
56

57
58
59
60
61
62
63
64
65
66
67
68
69
70
71
72
73
74
75
76
77
78
79
80
81
82
83
84
85
86
87
88
89
90
91
92
93
94
95
96

LBMLT 2003-3
Class M-2
Voluntary Prep Speed: Fitch BBB Prep Curves
1st $ Loss Analysis
To Maturity / 9 MTR
Price: 100.00%

	Fwrd	Fwrd+200	Fwrd+400
CDR (%)	11.95	9.95	7.83
Seveirty (%)	50.00	50.00	50.00
Yield	5.741	7.632	9.207
Discount Margin	214.5	205.4	163.5
Avg Life	8.23	8.27	8.32
Modified Duration	6.71	6.19	5.76
First Payment Prd	71	71	71
Last Payment Prd	359	359	359
Bond Loss %	0.14	0.17	0.15
Coll Loss %	14.84	12.26	9.55

Kropp, Kim J.

From: Ryan Stark [ryan.stark@db.com]
Sent: Thursday, May 15, 2003 1:22 PM
To: lbatalov@hewm.com
Subject: Re: Fwd: Re: LONG BEACH MORTGAGE 2003-3/W9 ** NOON UPDA


pic06599.pcx

file this.

----- Forwarded by Ryan Stark/NewYork/DBNA/DeuBa on 05/15/03 04:21 PM -----

Bill Yeung
To: "CONNIE MIXON, DEUTSCHE BANK SECURI" <CMIXON@bloomberg.net>@DEUBAINT
05/15/03 04:10 PM cc: Ryan Stark/NewYork/DBNA/DeuBa@DBNA
Subject: Re: Fwd: Re: LONG BEACH MORTGAGE 2003-3/W9 ** NOON UPDA
(Document link: Ryan Stark)

75% Pricing	100% Pricing	135% Pricing
8.67% CDR	9.87% CDR	12.09% CDR
12.22 Cum Loss	10.21% cum loss	8.53% cum loss

(Embedded image moved to file: pic06599.pcx)

"CONNIE MIXON, DEUTSCHE BANK SECURI" <CMIXON@bloomberg.net>
05/15/2003 01:27 PM
To: Bill Yeung/NewYork/DBNA/DeuBa@DBNA
cc:
Subject: Fwd: Re: LONG BEACH MORTGAGE 2003-3/W9 ** NOON UPDA

----- Original Message -----

LBMLT 2003-3
Class A

		Effective NWC
0	5/14/2003	
1	6/25/2003	NA
2	7/25/2003	9.00
3	8/25/2003	8.98
4	9/25/2003	8.98
5	10/25/2003	8.96
6	11/25/2003	8.96
7	12/25/2003	8.94
8	1/25/2004	8.92
9	2/25/2004	8.93
10	3/25/2004	8.90
11	4/25/2004	8.90
12	5/25/2004	8.89
13	6/25/2004	8.90
14	7/25/2004	8.89
15	8/25/2004	8.89
16	9/25/2004	8.91
17	10/25/2004	8.90
18	11/25/2004	8.91
19	12/25/2004	8.91
20	1/25/2005	8.91
21	2/25/2005	8.92
22	3/25/2005	8.90
23	4/25/2005	8.09
24	5/25/2005	7.80
25	6/25/2005	8.02
26	7/25/2005	7.73
27	8/25/2005	7.69
28	9/25/2005	7.92
29	10/25/2005	8.16
30	11/25/2005	8.38

ppay vector:

	YR1	YR2	YR3	
ARMS:	20c	35c	70c	40c LIFE
FIXED:	10c	10c	15c for Life	

31	12/25/2005	8.05
32	1/25/2006	7.99
33	2/25/2006	8.79
34	3/25/2006	7.88
35	4/25/2006	8.55
36	5/25/2006	8.25
37	6/25/2006	8.50
38	7/25/2006	8.20
39	8/25/2006	8.18
40	9/25/2006	8.43
41	10/25/2006	8.52
42	11/25/2006	8.77
43	12/25/2006	8.45
44	1/25/2007	8.42
45	2/25/2007	9.29
46	3/25/2007	8.36
47	4/25/2007	8.97
48	5/25/2007	8.65
49	6/25/2007	8.90
50	7/25/2007	8.57
51	8/25/2007	8.54
52	9/25/2007	8.79
53	10/25/2007	8.78
54	11/25/2007	9.03
55	12/25/2007	8.70
56	1/25/2008	8.66
57	2/25/2008	9.22
58	3/25/2008	8.59
59	4/25/2008	8.84
60	5/25/2008	8.51
61	6/25/2008	8.76
62	7/25/2008	8.44
63	8/25/2008	8.40
64	9/25/2008	8.65
65	10/25/2008	8.33
66	11/25/2008	8.57
67	12/25/2008	8.26

68	1/25/2009	8.23
69	2/25/2009	9.08
70	3/25/2009	8.16
71	4/25/2009	8.40
72	5/25/2009	8.10
73	6/25/2009	8.34
74	7/25/2009	8.04
75	8/25/2009	8.01
76	9/25/2009	8.24
77	10/25/2009	7.95

Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s),
he addressee's legal, tax, financial and/or accounting advisors for the purposes
s and prospectus supplement (the "Final Prospectus") related to the securities
urities described herein, *particularly with respect to the risk and special considerations*
ormation will change. Any information contained herein will be more fully described
information contained in the material is based on sources the Underwriter(s) believe(s)
rmation should not be viewed as projections, forecasts, predictions, or opinions
spectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION.
lated securities or perform for or solicit investment banking services from, any company

Kropp, Kim J.

From: Ryan Stark [ryan.stark@db.com]
Sent: Thursday, May 15, 2003 12:40 PM
To: lbatalov@hewm.com
Subject: Re: LBMLT 2003-3



pic06798.pcx

file this

----- Forwarded by Ryan Stark/NewYork/DBNA/DeuBa on 05/15/03 03:38 PM -----

Bill Yeung
To: David-G Wright/NewYork/DBNA/DeuBa@DBNA
05/15/03 03:17 PM cc: Ryan Stark/NewYork/DBNA/DeuBa@DBNA
Subject: Re: LBMLT 2003-3(Document link: Ryan Stark)

Did not model the call since no issuer will call the bonds under these types of losses on their collateral

	Scenario 1	Scenario 2
M-2	27.69% cum def	38.89% cum def
	11.02 cum loss	9.54% cum loss
M-3	17.91 cum def	16.05% cum def
	7.16 cum loss	5.81% cum loss

(Embedded image moved to file: pic06798.pcx)

David-G Wright
To: Bill Yeung/NewYork/DBNA/DeuBa@DBNA, Ryan Stark/NewYork/DBNA/DeuBa@DBNA
05/15/2003 11:38 AM
cc: Brian Wiele/NewYork/DBNA/DeuBa@DBNA
Subject: LBMLT 2003-3

Natexis is indicated for 5mm M2. They should be able to firm up by the afternoon but would like the below runs:

David Wright
Securitized Product Sales
60 Wall Street, 3rd Floor
New York, NY 10005

Tel: +1(212) 250.6940
Fax: +1(212) 469.7558
Mob: +1(917) 626.1231
----- Forwarded by David-G Wright/NewYork/DBNA/DeuBa on 05/15/2003 11:37 AM -----

"Kirsch, John" <john.kirsch@nyc.nxbp.com>
05/15/2003 11:35 AM

To: David-G Wright/NewYork/DBNA/DeuBa@DBNA
cc:
Subject: LBMLT 2003-3

David,

Please ask someone to run the following two stress scenarios for the Class M-2 B bonds.

Scenario 1:

Prepay Speed: 100% of pricing speed
Default Curve: Moody's standard distribution
3% in year 1
12% in year 2
20% in year 3
25% in year 4
20% in year 5
15% in year 6
5% in year 7
Loss Severity: 40%
Time to Liquidation: 18 months
Servicer Advances: Yes
LIBOR: Forward curves
Triggers: Modeled

Scenario 2:

Prepay Speed: 150% of pricing speed
Default Curve: Moody's standard distribution
3% in year 1
12% in year 2
20% in year 3
25% in year 4
20% in year 5

15% in year 6
5% in year 7

Loss Severity: 50%
Time to Liquidation: 18 months
Servicer Advances: Yes
LIBOR: Forward curves
Triggers: Modeled

Please run both scenarios to both the 10% cleanup call and to maturity.

Thanks and regards,
John

G. John Kirsch
Vice President
Structured Finance Group
Natexis Banques Populaires
New York Branch
1251 Avenue of the Americas
New York, New York 10020

Telephone: (212) 872-5075
Facsimile: (212) 354-9096
E-Mail: john.kirsch@nyc.nxbp.com

--

Long Beach Mortgage Loan Trust 2003-3
Class M-2 / Price = 100%
To Maturity / Trigger Event in Effect
Severity 60% / Lag to recovery: 12 months / Forward L

		4% CDR for 12 mo; 8% Life	4% CDR for 12 mo; 9% Life
15 for 12 30 for 12 20 for life (PPA1)	**Yield**	5.839	5.989
	Discount Margin	200.9	205.9
	Avg Life	9.69	10.47
	Modified Duration	7.65	8.06
	First Payment Prd	95	98
	Last Payment Prd	150	184
	Bond Loss %	0.00	0.00
	Total Collateral Loss %	13.44	14.49
30 for 12 45 for 12 35 for life (PPA2)	**Yield**	4.738	4.800
	Discount Margin	193.1	195.7
	Avg Life	5.04	5.15
	Modified Duration	4.54	4.62
	First Payment Prd	52	52
	Last Payment Prd	71	74
	Bond Loss %	0.00	0.00
	Total Collateral Loss %	7.56	8.16
15 for 24 60 for 24 35 for life (PPA3)	**Yield**	4.665	4.766
	Discount Margin	198.5	201.4
	Avg Life	4.65	4.85
	Modified Duration	4.22	4.38
	First Payment Prd	46	47
	Last Payment Prd	69	74
	Bond Loss %	0.00	0.00
	Total Collateral Loss %	8.99	9.76

IBOR

4% CDR for 12 mo; 10% Life	4% CDR for 12 mo; 11% Life	4% CDR for 12 mo; 12% Life
5.762	4.467	2.760
175.0	47.3	(122.7)
11.35	11.60	11.94
8.49	8.56	8.69
101	105	111
360	360	359
7.67	25.27	42.24
15.49	16.43	17.33
4.852	4.922	4.982
197.1	200.0	201.7
5.26	5.39	5.53
4.71	4.80	4.91
53	53	54
76	80	84
0.00	0.00	0.00
8.74	9.30	9.84
4.879	5.013	5.196
204.5	207.9	212.2
5.09	5.40	5.85
4.57	4.80	5.13
48	50	51
81	92	122
0.00	0.00	0.00
10.52	11.25	11.98

LBMLT 2003-3
Fitch BBB Voluntary Prep Speed
40% Severity / To Maturity / Forward LIBORs / No MTR

		Trigger Fails	Trigger Passes
M-1	CDR (%)	30.57	30.57
	Coll Loss %	20.31	20.31
M-2	CDR (%)	20.44	20.46
	Coll Loss %	15.45	15.46
M-3	CDR (%)	15.09	13.13
	Coll Loss %	12.33	11.06

LBMLT 2003-3
Class M-3
Pricing Speed / To Maturity
Price: 96.72%

	Fwrd	Fwrd+200
CDR (%)	11.41	9.82
Seveirty (%)	45.00	45.00
Yield	(0.024)	(0.007)
Discount Margin	(394.0)	(588.1)
Avg Life	12.71	14.22
Modified Duration	8.09	7.51
First Payment Prd	125	142
Last Payment Prd	359	359
Bond Loss %	69.76	79.60
Coll Loss %	12.88	11.49

LBMLT 2003-3

Class M-2

			Breakeven
Cum Def (%)	9.00	12.50	31.58
Seveirty (%)	40.00	40.00	40.00
Yield	4.645	4.659	4.764
Discount Margin	187.1	188.6	195.5
Avg Life	4.96	4.95	5.05
Modified Duration	4.47	4.47	4.55
First Payment Prd	53	53	53
Last Payment Prd	66	66	70
Bond Loss %	0.00	0.00	0.01
Coll Loss %	3.60	5.00	10.17

Long Beach Mortgage Loan Trust 2003-3

To Maturity
Triggers Fail

		M-2	M-1
30% Severity	Price (%)	100.00	100.00
	Yield (%)	5.298	3.551
	DM (bp)	215.3	93.4
	WAL (Yrs)	6.11	4.37
	Mod Dur (Yrs)	5.31	4.10
	First Payment Period	54	38
	Last Payment Period	358	305
	CDR (%)	26.52	41.98
	Total Collateral Loss (%)	15.16	19.30
40% Severity	Price (%)	100.00	100.00
	Yield (%)	5.550	3.997
	DM (bp)	213.7	93.2
	WAL (Yrs)	7.27	5.79
	Mod Dur (Yrs)	6.11	5.26
	First Payment Period	64	50
	Last Payment Period	358	358
	CDR (%)	18.77	28.24
	Total Collateral Loss (%)	16.31	20.95
50% Severity	Price (%)	100.00	100.00
	Yield (%)	5.693	4.239
	DM (bp)	212.9	92.6
	WAL (Yrs)	8.05	6.76
	Mod Dur (Yrs)	6.61	6.00
	First Payment Period	71	59
	Last Payment Period	359	358
	CDR (%)	14.49	21.17
	Total Collateral Loss (%)	17.06	22.03

Long Beach Mortgage Loan Trust 2003-3
Class M-2

FRM / PPC	0%	50%	85%	115%	150%	175%	200%
ARM / CPR	0%	15%	22%	27%	35%	40%	45%
99-00	190.6	197.5	202.7	206.4	210.0	210.8	211.4
99-04	189.9	195.9	200.5	203.7	206.9	207.6	208.1
99-08	189.2	194.4	198.3	201.1	203.7	204.3	204.8
99-12	188.5	192.8	196.0	198.4	200.6	201.1	201.5
99-16	187.8	191.2	193.8	195.7	197.5	197.9	198.2
99-20	187.1	189.7	191.6	193.0	194.3	194.6	194.9
99-24	186.4	188.1	189.4	190.3	191.2	191.4	191.6
99-28	185.7	186.6	187.2	187.7	188.1	188.2	188.3
100-00	185.0	185.0	185.0	185.0	185.0	185.0	185.0
100-04	184.3	183.4	182.8	182.3	181.9	181.8	181.7
100-08	183.6	181.9	180.6	179.7	178.8	178.6	178.4
100-12	182.9	180.4	178.4	177.0	175.7	175.4	175.2
100-16	182.2	178.8	176.2	174.4	172.6	172.2	171.9
100-20	181.5	177.3	174.0	171.7	169.5	169.0	168.6
100-24	180.8	175.7	171.9	169.1	166.4	165.8	165.4
100-28	180.2	174.2	169.7	166.4	163.3	162.6	162.1
101-00	179.5	172.7	167.5	163.8	160.3	159.5	158.9
Avg Life	26.31	9.36	6.27	5.05	4.25	4.11	4.01
Modified Duration	17.74	7.95	5.61	4.63	3.97	3.85	3.76
First Payment Prd	265	53	37	38	41	42	43
Last Payment Prd	344	169	114	89	67	57	49

Long Beach Mortgage Loan Trust 2003-3
Class M-2

FRM / PPC	0%	50%	85%	115%	150%	175%	200%
ARM / CPR	0%	15%	22%	27%	35%	40%	45%
99-00	190.8	201.9	207.7	211.5	214.5	214.8	215.8
99-04	190.1	200.5	205.7	209.0	211.6	211.7	212.7
99-08	189.4	199.0	203.6	206.5	208.6	208.7	209.7
99-12	188.7	197.5	201.5	204.0	205.7	205.7	206.6
99-16	188.0	196.0	199.5	201.6	202.8	202.6	203.5
99-20	187.3	194.6	197.4	199.1	199.9	199.6	200.4
99-24	186.6	193.1	195.4	196.6	197.0	196.6	197.4
99-28	185.9	191.6	193.3	194.1	194.1	193.6	194.3
100-00	185.2	190.2	191.3	191.7	191.2	190.6	191.2
100-04	184.5	188.7	189.2	189.2	188.3	187.5	188.2
100-08	183.8	187.3	187.2	186.7	185.4	184.5	185.1
100-12	183.2	185.8	185.2	184.3	182.5	181.5	182.1
100-16	182.5	184.4	183.1	181.8	179.6	178.5	179.0
100-20	181.8	182.9	181.1	179.4	176.7	175.5	176.0
100-24	181.1	181.5	179.1	176.9	173.8	172.5	172.9
100-28	180.4	180.0	177.0	174.5	171.0	169.6	169.9
101-00	179.7	178.6	175.0	172.0	168.1	166.6	166.9
Avg Life	26.43	10.18	6.86	5.54	4.61	4.40	4.32
Modified Duration	17.78	8.45	6.03	5.00	4.26	4.09	4.03
First Payment Prd	265	53	37	38	41	42	43
Last Payment Prd	356	272	193	152	114	97	83

Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s),
he addressee's legal, tax, financial and/or accounting advisors for the purposes
s and prospectus supplement (the "Final Prospectus") related to the securities
curities described herein, particularly with respect to the risk and special considerations
ormation will change. Any information contained herein will be more fully described
information contained in the material is based on sources the Underwriter(s) believe(s)
rmation should not be viewed as projections, forecasts, predictions, or opinions
spectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION
lated securities or perform for or solicit investment banking services from, any company

Long Beach Mortgage Loan Trust 2003-3
Class M-2

FRM / PPC	0%	50%	85%	115%	150%	175%	200%
ARM / CPR	0%	15%	22%	27%	35%	40%	45%
99-00	190.3	194.0	197.5	200.4	205.0	208.2	211.7
99-04	189.6	192.9	195.9	198.5	202.5	205.3	208.3
99-08	189.0	191.7	194.3	196.6	200.0	202.4	205.0
99-12	188.3	190.6	192.8	194.6	197.5	199.5	201.6
99-16	187.6	189.5	191.2	192.7	195.0	196.6	198.3
99-20	187.0	188.4	189.7	190.8	192.5	193.7	195.0
99-24	186.3	187.2	188.1	188.8	190.0	190.8	191.6
99-28	185.7	186.1	186.6	186.9	187.5	187.9	188.3
100-00	185.0	185.0	185.0	185.0	185.0	185.0	185.0
100-04	184.3	183.9	183.4	183.1	182.5	182.1	181.7
100-08	183.7	182.8	181.9	181.2	180.0	179.2	178.4
100-12	183.0	181.7	180.4	179.3	177.6	176.4	175.1
100-16	182.4	180.5	178.8	177.3	175.1	173.5	171.8
100-20	181.7	179.4	177.3	175.4	172.6	170.6	168.5
100-24	181.1	178.3	175.7	173.5	170.2	167.8	165.2
100-28	180.4	177.2	174.2	171.6	167.7	164.9	161.9
101-00	179.8	176.1	172.7	169.7	165.2	162.0	158.6
Avg Life	28.58	13.63	9.18	7.20	5.41	4.60	3.96
Modified Duration	18.71	11.04	7.95	6.43	4.97	4.28	3.72
First Payment Prd	339	150	100	78	59	50	43
Last Payment Prd	344	169	114	89	67	57	49

Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s),
he addressee's legal, tax, financial and/or accounting advisors for the purposes
s and prospectus supplement (the "Final Prospectus") related to the securities
curities described herein, particularly with respect to the risk and special considerations
ormation will change. Any information contained herein will be more fully described
information contained in the material is based on sources the Underwriter(s) believe(s)
rmation should not be viewed as projections, forecasts, predictions, or opinions
spectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION
lated securities or perform for or solicit investment banking services from, any company

Long Beach Mortgage Loan Trust 2003-3
Class M-2

FRM / PPC	0%	50%	85%	115%	150%	175%	200%
ARM / CPR	**0%**	**15%**	**22%**	**27%**	**35%**	**40%**	**45%**
99-00	190.4	195.2	198.8	201.9	206.2	209.3	212.7
99-04	189.7	194.1	197.2	200.0	203.7	206.4	209.4
99-08	189.1	193.0	195.7	198.1	201.2	203.5	206.1
99-12	188.4	191.9	194.1	196.2	198.8	200.7	202.8
99-16	187.7	190.8	192.6	194.3	196.3	197.8	199.5
99-20	187.1	189.7	191.1	192.4	193.8	195.0	196.2
99-24	186.4	188.6	189.5	190.5	191.4	192.1	192.9
99-28	185.8	187.5	188.0	188.6	188.9	189.3	189.7
100-00	185.1	186.4	186.5	186.7	186.5	186.4	186.4
100-04	184.4	185.3	185.0	184.9	184.0	183.6	183.1
100-08	183.8	184.2	183.4	183.0	181.6	180.7	179.9
100-12	183.1	183.1	181.9	181.1	179.2	177.9	176.6
100-16	182.5	182.0	180.4	179.2	176.7	175.1	173.4
100-20	181.8	180.9	178.9	177.4	174.3	172.3	170.1
100-24	181.2	179.8	177.4	175.5	171.9	169.4	166.9
100-28	180.5	178.7	175.9	173.6	169.5	166.6	163.6
101-00	179.9	177.6	174.3	171.8	167.0	163.8	160.4
Avg Life	28.63	13.90	9.36	7.36	5.51	4.68	4.03
Modified Duration	18.73	11.21	8.08	6.56	5.05	4.34	3.78
First Payment Prd	339	150	100	78	59	50	43
Last Payment Prd	347	186	126	99	74	62	54

Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s),
he addressee's legal, tax, financial and/or accounting advisors for the purposes
s and prospectus supplement (the "Final Prospectus") related to the securities
curities described herein, particularly with respect to the risk and special considerations
ormation will change. Any information contained herein will be more fully described
information contained in the material is based on sources the Underwriter(s) believe(s)
rmation should not be viewed as projections, forecasts, predictions, or opinions
spectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION
lated securities or perform for or solicit investment banking services from, any company

Fannie Mae REMIC Trust 2003-W9
Prepay Speed (Fx/Arm): 115% PPC / 4%-35% CPR / 24 Mo

		Beginning Class A Balance
1	7/25/2003	600,000,000.29
2	8/25/2003	595,752,811.59
3	9/25/2003	590,751,010.31
4	10/25/2003	585,001,711.89
5	11/25/2003	578,514,952.93
6	12/25/2003	571,303,690.12
7	1/25/2004	563,383,808.64
8	2/25/2004	554,774,093.78
9	3/25/2004	545,496,188.21
10	4/25/2004	535,574,530.10
11	5/25/2004	525,037,493.18
12	6/25/2004	514,231,079.23
13	7/25/2004	503,172,109.29
14	8/25/2004	491,877,738.51
15	9/25/2004	480,366,399.58
16	10/25/2004	468,657,714.70
17	11/25/2004	456,772,399.37
18	12/25/2004	444,732,158.26
19	1/25/2005	432,559,574.09
20	2/25/2005	420,277,989.80
21	3/25/2005	407,911,384.95
22	4/25/2005	395,485,068.67
23	5/25/2005	383,024,231.20
24	6/25/2005	370,968,040.47
25	7/25/2005	359,304,342.49
26	8/25/2005	348,019,996.82
27	9/25/2005	337,102,312.06
28	10/25/2005	326,539,030.41
29	11/25/2005	316,318,312.57
30	12/25/2005	306,428,723.25
31	1/25/2006	296,859,217.22
32	2/25/2006	287,599,125.78
33	3/25/2006	278,638,143.73
34	4/25/2006	269,966,316.81
35	5/25/2006	261,574,029.57
36	6/25/2006	253,451,993.63
37	7/25/2006	245,591,236.40
38	8/25/2006	237,983,090.18
39	9/25/2006	230,619,181.61
40	10/25/2006	223,491,421.54
41	11/25/2006	216,591,995.20
42	12/25/2006	209,913,352.74
43	1/25/2007	203,448,200.09
44	2/25/2007	197,189,490.19

45	3/25/2007	191,130,414.42
46	4/25/2007	185,264,394.42
47	5/25/2007	179,585,074.18
48	6/25/2007	174,086,312.34
49	7/25/2007	168,762,174.87
50	8/25/2007	163,606,927.89
51	9/25/2007	158,615,030.83
52	10/25/2007	153,781,129.76
53	11/25/2007	149,100,051.01
54	12/25/2007	144,566,794.95
55	1/25/2008	140,176,530.08
56	2/25/2008	135,924,587.18
57	3/25/2008	131,806,453.82
58	4/25/2008	127,817,768.97
59	5/25/2008	123,954,317.79
60	6/25/2008	120,212,026.67
61	7/25/2008	116,586,958.36
62	8/25/2008	113,075,307.35
63	9/25/2008	109,673,395.31
64	10/25/2008	106,377,666.81
65	11/25/2008	103,184,685.09
66	12/25/2008	100,091,128.00
67	1/25/2009	97,093,784.12
68	2/25/2009	94,189,548.99
69	3/25/2009	91,375,421.44
70	4/25/2009	88,648,500.07
71	5/25/2009	86,005,979.88
72	6/25/2009	83,445,149.01
73	7/25/2009	80,963,385.50
74	8/25/2009	78,558,154.32
75	9/25/2009	76,227,004.37
76	10/25/2009	73,967,565.64
77	11/25/2009	71,777,546.46
78	12/25/2009	69,654,730.87
79	1/25/2010	67,596,976.01
80	2/25/2010	65,602,209.70
81	3/25/2010	63,668,428.01
82	4/25/2010	61,793,692.95

Long Beach Mortgage Loan Trust 2003-3
Prepay Speed (Fx/Arm): 115% PPC / 4%-35% CPR / 24 Mo

Beginning Class A Balance
729,000,000.00
722,912,003.63
715,721,615.06
707,438,837.41
698,077,511.93
687,655,631.11
676,195,333.52
663,722,873.23
650,268,563.33
635,871,118.82
620,580,553.57
604,731,000.36
588,352,814.06
571,478,059.17
554,140,881.70
536,377,537.77
518,226,224.81
499,726,898.71
480,921,077.91
461,851,635.62
442,562,581.30
423,099,475.91
403,510,872.26
384,579,582.40
366,286,836.73
348,610,718.49
331,530,072.18
315,024,476.86
299,074,220.50
283,660,275.14
268,764,273.00
254,368,483.34
240,455,790.23
227,009,671.06
214,014,175.75
201,453,906.80
189,313,999.96
189,313,999.96
189,313,999.96
189,313,999.96
189,313,999.96
189,313,999.96
183,230,084.32
177,295,115.47

171,557,642.22
166,010,950.31
160,648,557.25
155,464,204.21
150,451,848.26
145,605,654.82
140,919,990.40
136,389,415.61
132,008,678.41
127,772,707.56
123,676,606.33
119,715,646.46
115,885,262.28
112,181,045.02
108,598,737.43
105,134,228.44
101,783,548.11
98,542,862.75
95,408,470.14
92,376,795.01
89,444,384.59
86,607,904.40
83,864,134.11
81,209,963.62
78,642,389.19
76,158,509.80
73,755,523.56
71,430,724.27
69,181,498.16
67,005,320.61
64,899,753.13
62,862,440.35
60,891,107.15
58,983,555.89
57,137,663.72

LBMLT 2003-3
Class M-2
Voluntary Prep Speed: Fitch BBB Prep Curves
1st $ Loss Analysis
To Maturity / 9 MTR
Price: 100.00%

	Fwrd	Fwrd+200	Fwrd+400
CDR (%)	13.47	11.22	8.89
Seveirty (%)	50.00	50.00	50.00
Yield	5.326	7.343	9.021
Discount Margin	215.5	211.0	171.3
Avg Life	6.20	6.50	6.84
Modified Duration	5.37	5.19	5.05
First Payment Prd	54	56	59
Last Payment Prd	358	358	358
Bond Loss %	0.11	0.04	0.16
Coll Loss %	13.10	11.23	9.18

LBMLT 2003-3
Class M-2
Vol & Invol Prep Speed: Fitch BBB Prep Curves
1st $ Loss Analysis
To Maturity / 9 MTR
Price: 100.00%

	Fwrd	Fwrd+200	Fwrd+400
CDR (%)	11.95	9.95	7.83
Seveirty (%)	50.00	50.00	50.00
Yield	5.741	7.632	9.207
Discount Margin	214.5	205.4	163.5
Avg Life	8.23	8.27	8.32
Modified Duration	6.71	6.19	5.76
First Payment Prd	71	71	71
Last Payment Prd	359	359	359
Bond Loss %	0.14	0.17	0.15
Coll Loss %	14.84	12.26	9.55

LBMLT 2003-3
Class M-3
Voluntary Prep Speed: Fitch BBB Prep Curves
1st $ Loss Analysis
To Maturity / 9 MTR
Price: 96.72%

	Fwrd	Fwrd+200	Fwrd+400
CDR (%)	9.43	7.41	5.29
Seveirty (%)	50.00	50.00	50.00
Yield	7.566	9.262	10.112
Discount Margin	410.0	373.6	251.6
Avg Life	7.58	7.95	8.36
Modified Duration	5.87	5.63	5.62
First Payment Prd	68	71	75
Last Payment Prd	358	358	359
Bond Loss %	0.13	0.27	0.11
Coll Loss %	9.66	7.81	5.74

LBMLT 2003-3
Class M-3
Vol & Invol Prep Speed: Fitch BBB Prep Curves
1st $ Loss Analysis
To Maturity / 9 MTR
Price: 96.72%

	Fwrd	Fwrd+200	Fwrd+400
CDR (%)	8.86	7.01	4.96
Seveirty (%)	50.00	50.00	50.00
Yield	7.699	9.337	10.155
Discount Margin	395.5	360.2	241.4
Avg Life	9.32	9.38	9.42
Modified Duration	6.78	6.26	6.04
First Payment Prd	83	84	85
Last Payment Prd	359	359	359
Bond Loss %	0.14	0.31	0.01
Coll Loss %	10.85	8.51	5.97

LBMLT 2003-3
Class M-2
Voluntary Prep Speed: Fitch BBB Prep Curves
1st $ Loss Analysis
To Maturity / 9 MTR
Price: 100.00%

	Fwrd	Fwrd+200	Fwrd+400
CDR (%)	11.95	9.95	7.83
Seveirty (%)	50.00	50.00	50.00
Yield	5.741	7.632	9.207
Discount Margin	214.5	205.4	163.5
Avg Life	8.23	8.27	8.32
Modified Duration	6.71	6.19	5.76
First Payment Prd	71	71	71
Last Payment Prd	359	359	359
Bond Loss %	0.14	0.17	0.15
Coll Loss %	14.84	12.26	9.55

Long Beach Mortgage Loan Trust 2003-3

Voluntary Prepay: Pricing Speed / Forward Curves
To Maturity / Triggers Fail / 0 MTR

		M-2
30% Severity	Price (%)	100.00
	Yield (%)	5.298
	DM (bp)	215.3
	WAL (Yrs)	6.11
	Mod Dur (Yrs)	5.31
	First Payment Period	54
	Last Payment Period	358
	CDR (%)	26.52
	Total Collateral Loss (%)	15.16
40% Severity	Price (%)	100.00
	Yield (%)	5.550
	DM (bp)	213.7
	WAL (Yrs)	7.27
	Mod Dur (Yrs)	6.11
	First Payment Period	64
	Last Payment Period	358
	CDR (%)	18.77
	Total Collateral Loss (%)	16.31
50% Severity	Price (%)	100.00
	Yield (%)	5.693
	DM (bp)	212.9
	WAL (Yrs)	8.05
	Mod Dur (Yrs)	6.61
	First Payment Period	71
	Last Payment Period	359
	CDR (%)	14.49
	Total Collateral Loss (%)	17.06

LBMLT 2003-3
Class M-3
Voluntary Prep Speed: Fitch BBB Prep Curves
1st $ Loss Analysis
To Maturity / 9 MTR
Price: 100.00%

	Fwrd	Fwrd+200	Fwrd+400
CDR (%)	8.86	7.01	4.96
Seveirty (%)	50.00	50.00	50.00
Yield	7.699	9.337	10.155
Discount Margin	395.5	360.2	241.4
Avg Life	9.32	9.38	9.42
Modified Duration	6.78	6.26	6.04
First Payment Prd	83	84	85
Last Payment Prd	359	359	359
Bond Loss %	0.14	0.31	0.01
Coll Loss %	10.85	8.51	5.97

LBMLT 2003-3
Class M-2
Voluntary Prep Speed: Fitch BBB Prep Curves
1st $ Loss Analysis
To Maturity / 9 MTR
Price: 100.00%

	Fwrd	Fwrd+200	Fwrd+400
CDR (%)	11.95	9.95	7.83
Seveirty (%)	50.00	50.00	50.00
Yield	5.741	7.632	9.207
Discount Margin	214.5	205.4	163.5
Avg Life	8.23	8.27	8.32
Modified Duration	6.71	6.19	5.76
First Payment Prd	71	71	71
Last Payment Prd	359	359	359
Bond Loss %	0.14	0.17	0.15
Coll Loss %	14.84	12.26	9.55

Long Beach Mortgage Loan Trust 2003-3

Class M-2 (A/A2/A)
$49,500,000

Pricing Speed / To Maturity / Triggers Fail
45% Severity / 12 Months To Recovery
Price: 100.00%

		CDR Percentage						
		2.0% CDR	4.0% CDR	6.0% CDR	8.0% CDR	10.0% CDR	12.0% CDR	14.0% CDR
Fwrd LIBOR	Yield (%)	5.21	5.13	5.09	5.18	5.41	5.67	3.86
	DM (bp)	186.5	186.4	187.2	190.8	199.6	207.6	19.0
	WAL (Yrs)	7.01	6.67	6.48	6.70	7.30	8.20	8.96
	Mod Dur (Yrs)	5.99	5.75	5.61	5.76	6.17	6.74	7.20
	First Payment Period	75	71	69	70	73	77	81
	Last Payment Period	94	89	87	93	108	145	359
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	0.00	21.24
	Total Collateral Loss (%)	2.81	5.35	7.64	9.72	11.63	13.37	14.98
Fwrd LIBOR + 100 bp	Yield (%)	6.21	6.13	6.10	6.29	6.52	6.54	3.32
	DM (bp)	186.5	186.4	187.4	193.7	201.7	184.0	(135.4)
	WAL (Yrs)	7.03	6.68	6.53	7.07	7.77	8.99	9.36
	Mod Dur (Yrs)	5.78	5.56	5.45	5.80	6.22	6.89	7.09
	First Payment Period	75	71	69	72	76	80	86
	Last Payment Period	94	89	88	100	120	359	359
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	4.63	34.70
	Total Collateral Loss (%)	2.82	5.36	7.65	9.74	11.64	13.39	15.00
Fwrd LIBOR + 200 bp	Yield (%)	7.21	7.13	7.21	7.44	7.70	6.03	1.89
	DM (bp)	186.2	186.4	189.7	197.6	205.9	33.6	(379.7)
	WAL (Yrs)	7.04	6.70	6.88	7.60	8.57	9.45	10.01
	Mod Dur (Yrs)	5.58	5.37	5.48	5.90	6.40	6.78	7.07
	First Payment Period	75	71	72	76	81	86	94
	Last Payment Period	94	90	94	111	149	359	359
	Bond Loss (%)	0.00	0.00	0.00	0.00	0.00	22.15	51.96
	Total Collateral Loss (%)	2.82	5.36	7.66	9.75	11.65	13.40	15.01
Fwrd LIBOR + 300 bp	Yield (%)	8.21	8.16	8.38	8.60	8.23	4.70	(0.86)
	DM (bp)	186.1	186.7	193.7	200.5	148.9	(199.1)	(760.0)
	WAL (Yrs)	7.05	6.77	7.51	8.32	9.61	10.11	11.12
	Mod Dur (Yrs)	5.39	5.23	5.63	6.03	6.56	6.72	7.19
	First Payment Period	75	72	77	81	86	94	107
	Last Payment Period	94	90	106	130	359	359	359
	Bond Loss (%)	0.00	0.00	0.00	0.00	9.94	41.90	71.43
	Total Collateral Loss (%)	2.82	5.36	7.66	9.75	11.66	13.40	15.01

Deutsche Bank @
Long Beach Mortgage Company
Series 2003-3
ON FANNIEMAE'; Balances up to $300,000
3,016 records
Balance: 367,680,813

Selection Criteria: 'NON FANNIEMAE'; Balances up to $300,000
Table of Contents

1
Current Principal Balance ($)

1. Current Principal Balance ($)

Current Principal Balance ($)	Current Principal Balance	% by Current Principal Balance	Number of Loans	Weighted Average Coupon	% of Full	% of Lim	% of Std	% of Cashout	% of Rate Term	% of Purchase	Weighted Average Original LTV	Weighted Average FICO Score	Weighted Average DTI
0.01 - 25,000.00	236,146.27	0.06	10	10.577	0.05	0	0.02	0.04	0.01	0.01	61.34	588.2	31.7
25,000.01 - 50,000.00	13,514,815.03	3.68	326	10.193	2.43	0.01	1.24	2.18	0.38	1.11	74.07	564.4	34.6
50,000.01 - 75,000.00	39,424,637.98	10.72	632	9.708	7.97	0.15	2.59	5.08	2.27	3.37	78.22	557.6	39.4
75,000.01 - 100,000.00	42,417,407.90	11.54	488	9.729	8.78	0.17	2.58	5.62	2.26	3.66	78.89	549	41.3
100,000.01 - 125,000.00	40,200,427.17	10.93	359	9.527	8.08	0.15	2.71	6.96	2.02	1.96	80.37	545.4	41.3
125,000.01 - 150,000.00	37,968,727.61	10.33	276	9.496	7.54	0.23	2.55	5.65	2.1	2.57	80.48	543.7	42.5
150,000.01 - 175,000.00	39,438,487.53	10.73	244	8.819	6.79	0.22	3.72	7	1.62	2.11	80.96	564.3	39.6
175,000.01 - 200,000.00	37,558,217.54	10.21	200	8.942	6.79	0.1	3.32	6.79	1.38	2.05	80.41	558.6	41.7
200,000.01 - 225,000.00	36,263,329.81	9.86	170	8.673	6.96	0.23	2.68	6.32	1.68	1.86	81.71	560.2	43.1
225,000.01 - 250,000.00	30,049,297.01	8.17	126	8.748	4.99	0.52	2.67	4.87	1.61	1.69	80.72	552.9	40.9
250,000.01 - 275,000.00	27,005,781.84	7.34	103	8.258	4.21	0.07	3.06	5.15	0.85	1.35	82.51	578.6	42.1
275,000.01 - 300,000.00	23,603,537.59	6.42	82	8.095	3.67	0.16	2.59	4.7	0.7	1.02	82.26	578.2	43.1
Total:	367,680,813.28	100	3,016	9.123	68.26	2.01	29.73	60.35	16.88	22.77	80.24	557.7	41.1

Long Beach Mortgage Loan Trust 2003-3
Class A / To Call
Settlement Date: 6/5/2003

FRM / PPC	0%	50%	85%	115%	150%	175%	200%
ARM / CPR	**0%**	**15%**	**22%**	**27%**	**35%**	**40%**	**45%**
99-22	34.0	38.8	41.9	44.5	49.4	53.7	58.2
99-23	33.8	38.1	40.9	43.3	47.6	51.6	55.6
99-24	33.6	37.4	39.9	42.0	45.9	49.4	52.9
99-25	33.4	36.8	38.9	40.8	44.2	47.2	50.3
99-26	33.2	36.1	37.9	39.5	42.4	45.0	47.7
99-27	33.0	35.4	37.0	38.3	40.7	42.9	45.1
99-28	32.8	34.7	36.0	37.0	38.9	40.7	42.5
99-29	32.6	34.0	35.0	35.8	37.2	38.5	39.8
99-30	32.4	33.4	34.0	34.5	35.5	36.3	37.2
99-31	32.2	32.7	33.0	33.3	33.7	34.2	34.6
100-00	32.0	32.0	32.0	32.0	32.0	32.0	32.0
100-01	31.8	31.3	31.0	30.7	30.3	29.8	29.4
100-02	31.6	30.6	30.0	29.5	28.5	27.7	26.8
100-03	31.4	30.0	29.0	28.3	26.8	25.5	24.2
100-04	31.2	29.3	28.0	27.0	25.1	23.3	21.6
100-05	31.0	28.6	27.1	25.8	23.3	21.2	19.0
100-06	30.8	27.9	26.1	24.5	21.6	19.0	16.4
100-07	30.6	27.3	25.1	23.3	19.9	16.9	13.8
100-08	30.4	26.6	24.1	22.0	18.2	14.7	11.1
100-09	30.2	25.9	23.1	20.8	16.4	12.5	8.5
100-10	30.0	25.2	22.1	19.5	14.7	10.4	5.9
Avg Life	18.70	4.86	3.26	2.55	1.82	1.45	1.20
Modified Duration	15.82	4.57	3.14	2.48	1.79	1.43	1.19
First Payment Prd	1	1	1	1	1	1	1
Last Payment Prd	344	169	114	89	67	57	35